UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ICX TECHNOLOGIES, INC.

(Name of Subject Company)

ICX TECHNOLOGIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities)

Colin J. Cumming

Chief Executive Officer

ICx Technologies, Inc.

2100 Crystal Drive, Suite 650

Arlington, Virginia 22202

(703) 678-2111

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter Allan Atkins and Randall H. Doud

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is ICx Technologies, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 2100 Crystal Drive, Suite 650, Arlington, Virginia 22202. The telephone number for the Company’s principal executive offices is (703) 678-2111.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.001 per Share (the “Shares”). As of September 1, 2010, there were 34,987,461 Shares issued and outstanding. The outstanding Share number does not include any Shares issuable upon exercise of warrants, options to purchase Shares or restricted stock units. Also as of September 1, 2010 there were approximately 1,903,547 Shares issuable upon the exercise of vested options and warrants.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.

This Statement relates to the cash tender offer (the “Offer”) by Indicator Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of FLIR Systems, Inc. (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated September 3, 2010 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $7.55 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2010 (and as amended and supplemented form time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 16, 2010 (the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or its affiliates, which will be cancelled and retired and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive $7.55 per Share (or any other per Share price paid in the Offer) net in cash without interest (the “Merger Consideration”).

A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 27700 SW Parkway Avenue, Wilsonville, Oregon 97070 and the telephone number at such principal executive offices is (503) 498-3547.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3 or Annex B, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii)  Parent or Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company.

Information Statement. Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons. Certain members of management and the Board of Directors of the Company (the “Company Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers of the Company to certain severance benefits and the vesting of certain options to purchase Shares and restricted stock units.

Treatment of Equity in the Merger. Under the Merger Agreement, all outstanding stock options held by the Company’s directors and employees, including its executive officers, that have vested as of the Effective Time will be cancelled at the Effective Time, and the holders will be entitled to a cash payment equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option, multiplied by (ii) the number of Shares covered by such stock option. Vested stock options with exercise prices per share equal to or in excess of the Merger Consideration will be cancelled and will not be entitled to receive any cash payment. Each stock option that has not become vested as of the Effective Time will be converted into an option to purchase the number of shares of Parent common stock equal to the product of (i) the number of Shares covered by such option, multiplied by (ii) a ratio determined by dividing the Merger Consideration by the average of the last reported sale price of a share of Parent common stock during the ten trading days immediately preceding the Effective Time (the “Equity Award Ratio”), and the exercise price per share of each substituted option will be determined by dividing the exercise price per share by the Equity Award Ratio.

Under the Merger Agreement, all outstanding awards of restricted stock units held by the Company’s directors and executive officers will be converted into restricted stock units with respect to a number of shares of Parent common stock determined by multiplying the number of Shares subject to such restricted stock unit by the Equity Award Ratio. Any restricted stock units that vest by their terms prior to the Merger will be treated on the same basis as outstanding Shares and accordingly settled at the Effective Time for an amount of cash equal to the product of the Merger Consideration and the number of Shares subject to such restricted stock unit.

The following table sets forth information concerning the stock options and restricted stock units held by the Company’s directors and executive officers as of September 1, 2010, including the approximate value of such awards, and assumes that the Offer expires and the Shares are paid for as of October 1, 2010. The value of such awards has been calculated using a per Share value of $7.55 and, in the case of options, are valued based on the “spread” represented by the excess, if any, $7.55 per Share over the exercise price per Share for the relevant options. If completion of the Offer is subsequent to October 1, 2010, a portion of the options shown as unvested may become vested and so be cashed out for their “spread” rather than rolled over into Parent options and a portion of the restricted stock units may vest and so be cashed out for Merger Consideration.

Name of Director/ Executive Officer	Number of Shares Subject to Vested Stock Options (#)		Amount of “Spread” to Be Paid in Respect of Vested Options at Completion of the Merger ($)	Number of Shares Subject to Unvested Stock Options (#)	Value of “Spread” in Respect of Unvested Stock Options Rolled Over at Completion of the Merger ($)	Value of Restricted Stock Units Rolled Over at Completion of the Merger ($)

DIRECTORS
E. Spencer Abraham	17,200		40,458	0	0	0
Colin J. Cumming	151,610		379,276	218,750	557,813	2,831
Joseph M. Jacobs	2,866	(1)	6,742	0	0	0
Robert A. Maginn. Jr.	5,894		13,606	0	0	0
Mark L. Plaumann	8,599		20,227	0	0	0
Rodney E. Slater	11,788		27,213	0	0	0
Hans C. Kobler	214,742		501,782	226,008	576,320	0

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS
Deborah D. Mosier	9,236		33,619	0	0	95,319
James Luby	48,000		230,400	0	0	69,838

(1)	These 2,866 options were granted to Mr. Jacobs as director compensation and subsequently assigned by Mr. Jacobs to Wexford Capital LP, in which he has a pecuniary interest as noted in the Information Statement at footnotes (2) and (7) to the table in “Principle Stockholders”.

Mr. Kobler has a contractual arrangement with the Wexford Parties, who own approximately 62% of the outstanding Shares, under which Mr. Kobler would be entitled to receive specified payments in the event of a disposition by the Wexford Parties of their Shares for consideration above a specified minimum. Given that the Offer Price and the Merger Consideration are below the specified minimum, Mr. Kobler will not be entitled to receive any payment under such arrangement.

Compensation Arrangements with Executive Officers. The Company has entered into employment agreements which provide for severance pay and benefits in the event of certain terminations following a “change in control” (which is defined in such agreements to include the consummation of the Offer) with each of the following four executive officers: Hans C. Kobler, Executive Chairman, Colin J. Cumming, the President and Chief Executive Officer, Deborah D. Mosier, the Chief Financial Officer, and James H. Luby, Vice President—Contracts and Legal. Each of these agreements provides for severance pay and benefits in the event the executive is terminated by the Company without “cause” or by the executive for “good reason” (in each case, as defined in the applicable employment agreement).

Hans C. Kobler

On April 17, 2009, the Company amended and extended its employment agreement with Hans Kobler, the Company’s Executive Chairman, through April 30, 2013. Mr. Kobler’s employment is at-will, and either the Company or Mr. Kobler may terminate his employment at any time and for any reason. Pursuant to Mr. Kobler’s extended employment agreement, the Company agreed to pay Mr. Kobler an annual base salary of $450,000 through September 30, 2009 and thereafter an annual base salary of $350,000 through April 30, 2013, with annual bonus amounts to be determined by the Compensation Committee. Pursuant to the extended agreement Mr. Kobler received a non-qualified stock option to purchase 313,500 Shares at an exercise price of $5.00 per share, subject to monthly vesting in 43 equal installments beginning on October 31, 2009 (of which 226,008 will remain unvested at October 1, 2010), and Mr. Kobler retained his previously granted 100,000 restricted stock units, all of which have since vested. In the event that in connection with a change of control Mr. Kobler is not offered continued employment on the same economic terms, or is offered employment but the terms would provide good reason as defined in the extended agreement for him to terminate his employment, all unvested options held by Mr. Kobler shall be vested as of the closing date of the change of control transaction. In the event that in connection with a change of control Mr. Kobler is offered and accepts continued employment on the same economic terms, all unvested options and restricted stock units shall vest on the earlier to occur of his subsequent termination without cause or the first anniversary of the change of control date. Based on the number of Mr. Kobler’s options expected to remain unvested on October 1, 2010 and that the value of any Parent options issued in exchange retain the same value as such unvested Company options, the value of Mr. Kobler’s unvested equity awards that would become vested based on the occurrence of such events following the consummation of the Offer is approximately $576,320. Upon termination of Mr. Kobler’s employment, he will be entitled to receive (i) any base salary earned but unpaid through the date of his termination, and (ii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination. If the Company terminates Mr. Kobler’s employment without cause or for reasons other than death or disability, or if Mr. Kobler resigns for good reason, including due to a change of control pursuant to which he is not provided a comparable offer, he will be entitled to receive payment of his otherwise applicable base salary until the earlier of six months following termination or April 30, 2013. Mr. Kobler will receive such payments only if he (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to the Company.

Colin J. Cumming

On April 17, 2009, the Company entered into an employment agreement with Colin Cumming, the President and Chief Executive Officer of the Company, for the period through April 30, 2013. Mr. Cumming’s employment is at-will, and either the Company or Mr. Cumming may terminate his employment at any time and for any reason. Pursuant to Mr. Cumming’s new employment agreement, the Company agreed to pay Mr. Cumming an annual base salary of $350,000 through September 30, 2009; provided that if Mr. Kobler ceases to perform the duties of Executive Chairman and Mr. Cumming assumes those responsibilities, Mr. Cumming’s annual base salary shall be increased to $400,000. In addition to his base annual salary, beginning in 2009, Mr. Cumming will receive $22,000 per year to defray the cost of a life insurance policy previously paid by the Company. Any annual bonus amounts that may be awarded to Mr. Cumming shall be determined by the Compensation Committee. Pursuant to the employment agreement, Mr. Cumming received a grant of non-qualified stock options to purchase 350,000 Shares at an exercise price of $5.00 per share, subject to monthly vesting in 48 equal installments beginning April 17, 2009 through April 30, 2013 (of which 218,750 will remain unvested at October 1, 2010). In the event that in connection with a change of control Mr. Cumming is not offered continued employment on the same economic terms, or is offered employment but the terms would provide good reason as defined in the extended agreement for him to terminate his employment, all unvested options and restricted stock units held by Mr. Cumming shall be vested as of the closing date of the change of control transaction. In the event that in connection with a change of control Mr. Cumming is offered and accepts continued employment on the same economic terms, all unvested options and restricted stock units shall vest on the earlier to occur of his subsequent termination without cause or the first anniversary of the change of control date. Based on the number of Mr. Cumming’s options and restricted stock units expected to remain unvested on October 1, 2010 and that the value of any Parent options and restricted stock units issued in exchange retain the same value as such unvested Company options and restricted stock units, the value of unvested equity awards that would become vested based on the occurrence of such events following the consummation of the Offer is approximately $560,644. Upon termination of Mr. Cumming’s employment, he will be entitled to receive (i) any base salary earned but unpaid through the date of his termination, and (ii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination. If the Company terminates Mr. Cumming’s employment without cause or for reasons other than death or disability, or if Mr. Cumming resigns for good reason including due to a change of control pursuant to which he is not provided a comparable offer, he will be entitled to receive payment of his otherwise applicable base salary until the earlier of six months following termination or April 30, 2013. Mr. Cumming will receive such payments only if he (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to the Company.

Deborah D. Mosier

On April 20, 2009, the Company entered into an employment agreement with Deborah Mosier, the Chief Financial Officer, for the period through April 30, 2013. Ms. Mosier’s employment is at-will, and either the Company or Ms. Mosier may terminate her employment at any time and for any reason. Pursuant to Ms. Mosier’s employment agreement, the Company agreed to pay Ms. Mosier an annual base salary of $250,000 through April 30, 2013, with annual bonus amounts to be determined by the Compensation Committee. In the event that in connection with a change of control Ms. Mosier is not offered continued employment on the same economic terms, or is offered employment but the terms would provide good reason as defined in the extended agreement for her to terminate her employment, all unvested options and restricted stock units held by Ms. Mosier shall be vested as of the closing date of the change of control transaction. In the event that in connection with a change of control Ms. Mosier is offered and accepts continued employment on the same economic terms, all unvested options and restricted stock units shall vest on the earlier to occur of her subsequent termination without cause or the first anniversary of the change of control date. Based on the number of Ms. Mosier’s options and restricted stock units expected to remain unvested on October 1, 2010 and that the value of any Parent options and restricted stock units issued in exchange retain the same value as such unvested Company options and restricted stock units, the value of unvested equity awards that would become vested based on the occurrence of such events following the consummation of the Offer is approximately $95,319. Upon termination of Ms. Mosier’s employment, she will be entitled to receive (i) any base salary earned but unpaid through the date of her termination, and (ii) all accrued vacation, expense reimbursements and other benefits she is due through the date of her termination. If the Company terminates Ms. Mosier’s employment without cause or for reasons other than death or disability, or if Ms. Mosier resigns for good reason including due to a change of control pursuant to which she is not provided a comparable offer, she will be entitled to receive payment of her base salary until the earlier of six months following termination or April 30, 2013. Ms. Mosier will receive such payments only if she (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to the Company.

James Luby

On August 24, 2005, Nomadics, Inc. (“Nomadics”) (a business unit of the Company) entered into an employment agreement with James Luby, the Chief Operating Officer of Nomadics. Mr. Luby’s employment is at-will, and either Nomadics or Mr. Luby may terminate his employment at any time and for any reason. Pursuant to Mr. Luby’s employment agreement, Nomadics agreed to pay Mr. Luby an annual salary and bonus in amounts to be determined annually by the Company Board or the Compensation Committee of the Company Board. Mr. Luby’s current annual salary is $175,000. Upon termination of Mr. Luby’s employment, he will be entitled to receive (i) his base salary earned but unpaid through the date of his termination, (ii) any accrued but unpaid bonus and (iii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination (the “Accrued Obligations”). If Nomadics terminates Mr. Luby’s employment without cause or for reasons other than death or disability, he will be entitled to receive the Accrued Obligations and continuing payments of his base salary for twelve months provided that Nomadics may, in its discretion, reduce the severance pay period in which case the length of Mr. Luby’s non competition period will be commensurately shortened; provided, further, the period during which he is to receive severance payments will never be reduced to a term of less than six months. Upon a qualifying termination, Mr. Luby’s stock options will become fully vested as of the termination date. Mr. Luby will receive severance payments only if he (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential

Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to Nomadics.

Quantification of Potential Payments—Cash Severance. The aggregate value of the cash severance payments which would be payable to Mr. Kobler, Mr. Cumming, Ms. Mosier and Mr. Luby in the event of a qualified termination in connection with the consummation of transactions contemplated by the Merger Agreement would be approximately $175,000, $175,000, $125,000, and $175,000, respectively. These figures do not include any additional accrued but unpaid salary or benefits. In the case of Mr. Luby, the figure represents continuing payments of salary for twelve months under the assumption that the Company would not reduce the severance pay period.

Key Employee Retention Program. On March 2, 2010, the Company Board approved a key employee retention program of awards under the Company’s 2007 Equity Incentive Plan whereby key employees of the Company, including executive officers other than Messrs. Cumming and Kobler, received key employee retention program awards (the “KERP Awards”) in the form of restricted stock units granted under the 2007 Equity Incentive Plan. These awards are intended to retain five to ten percent of the employees key to the Company’s ongoing business and to ensure that such employees remained engaged and committed to the Company during its Strategic Review Process (as defined below). Generally, the KERP Awards vest on the first anniversary of the date of grant, except that certain KERP Awards have a vesting schedule pursuant to which 67% of the units vest on the first anniversary of the grant date and the remaining 33% vest eighteenth months following the grant date, and certain other KERP Awards vest over a two or three year period with equal vesting at the conclusion of each 12-month period. In each case, vesting under the KERP Awards is based on continued employment. In the event that the employee is not offered employment in connection with a change of control transaction on the same economic terms as in the employee’s employment agreement, or is offered employment but the terms would provide good reason as defined in the employment agreement for the employee to terminate, all restricted stock units will vest as of the closing date of the change of control transaction. In the event that the employee is offered, but does not accept, a comparable offer and such failure to accept is not for a good reason, then all unvested restricted stock units will cease to vest as of the closing date of the change of control transaction, and any unvested restricted stock units will be immediately forfeited. In the event that in connection with a change of control transaction the employee is offered and accepts continued employment on the same economic terms, all restricted stock units will continue with the original vesting dates as provided in the KERP Award agreement, provided that if the employee is terminated without cause or terminates for good reason at or prior to the final vesting date, all unvested restricted stock units will vest effective as of such date of termination. The KERP Awards are being assumed by Parent and will be settled in shares of Parent common stock when they vest on the same basis as applies to other restricted stock units of the Company assumed by Parent.

Quantification of Potential Payments—KERP Payments. Effective as of May 1, 2010, Ms. Mosier and Mr. Luby were granted a total of 10,000 and 6,000 restricted stock units, respectively, pursuant to the KERP Awards, in each case with vesting on the first anniversary of the grant date (unless sooner vested as described above), based on continued employment. In the event that all KERP Awards held by Ms. Mosier and Mr. Luby were to vest in connection with the consummation of the Offer, Ms. Mosier and Mr. Luby would receive an aggregate amount of approximately $75,500 and $45,300, respectively, in respect of such awards. These amounts are reflected in the aggregate values provided for such officers above in the column entitled “Value of Restricted Stock Units Rolled Over at Completion of the Merger.” The actual values that they would receive upon vesting following the Merger would depend on the value of the shares of Parent common stock at the time of vesting.

Transaction Bonuses. Contingent upon the completion of the Offer, the following executive officers will receive a transaction bonus, as follows: Mr. Kobler: $200,000; Ms. Mosier: $50,000 and Mr. Luby: $50,000. In addition, contingent upon the completion of the Offer, 11 employees who are not executive officers will receive transaction bonuses totaling in the aggregate $119,000.

Merger Agreement Covenants. Parent will recognize the service of the Company’s employees who remain in the employment of the surviving entity under any applicable employee benefit plan that covers the employees of the Company or that was established following the closing date (each, a “Post-Closing Plan”) for purposes of eligibility, vesting and determination of the level of benefits (but not for purposes of benefit accrual), and Parent will give credit under the applicable Post-Closing Plan for amounts paid prior to the Effective Time under a corresponding benefit plan, for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts were paid in accordance with the terms and conditions of the Post-Closing Plan. Pursuant to the Merger Agreement, the parties have agreed that the transactions contemplated by the Merger Agreement will constitute a change in control for purposes of the Company’s benefit plans and agreements where the term is relevant. The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will honor all scheduled Company benefit plans and agreements in accordance with their terms, provided that the Merger Agreement will not create a right in any employee to continued employment by Parent, Purchaser or the Company, and will not limit the right of Parent, Purchaser or the Company to amend or terminate such plans, arrangements and agreements in accordance with their terms. To the extent not previously paid by the Company, Parent will or will cause the Surviving Corporation to pay annual incentive bonuses with respect to the 2010 fiscal year in accordance with the established policies, practices and terms of the Company’s bonus plans as in effect before the Effective Time. Contingent upon the closing of the Merger, the Company has agreed to terminate the Company’s 401(k) savings plan as of the business day immediately prior to the closing date.

The Merger Agreement permits the Company to make cash payments to its nonemployee directors in lieu of options that otherwise would have been granted to them on March 1, 2010 as part of their annual compensation. In order to provide the compensation that the directors would have received based on a March 1, 2010 grant, the Company determined to multiply the number of options that would have normally been granted to each director on March 1, 2010 by the difference between the closing price of the Shares on March 1, 2010 and the Merger Consideration of $7.55 per Share. The closing price of the Shares on March 1, 2010 was $6.51, yielding a difference of $1.04. On August 15, 2010, the Company Board approved the award of cash payments in the following amounts in lieu of the number of options shown immediately following such amounts: E. Spencer Abraham: $9,360/9,000 Shares; Joseph M. Jacobs: $1,560/1,500 Shares; Robert A. Maginn, Jr.: $3,120/3,000 Shares; Mark L. Plaumann: $4,680/4,500 Shares and Rodney E. Slater: $6,240/6,000 Shares. Such payments were made on September 1, 2010.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that, from and after the Effective Time, Parent and the Surviving Corporation will assume the obligations with respect to all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing on the date of the Merger Agreement in favor of the current or former directors or officers of the Company or any of its subsidiaries (the “Indemnified Parties”) as provided in the Company’s certificate of incorporation, bylaws or any indemnification agreement between an Indemnified Party and the Company or any of its subsidiaries (in each case, as in effect on the date of the Merger Agreement or as amended or entered into prior to the Closing with the consent of Parent), and such obligations will survive the Merger and will continue in full force and effect in accordance with their terms. The Merger Agreement further provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification, advancement of expenses and limitation of director liability set forth in the certificate of incorporation and bylaws of the Company on the date of the Merger Agreement, and such provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties.

Parent has also agreed pursuant to the Merger Agreement that it will purchase a six year “tail” directors’ and officers’ liability insurance policy for the Company’s directors and officers covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement, that provides such directors and officers with coverage in respect of acts or omissions occurring at or prior to the Effective Time on terms no less favorable than the coverage provided under the Company’s directors’ and officers’ liability insurance policy as in effect on the date of the Merger Agreement. However, the aggregate cost of this “tail” policy will not exceed $575,000. In the event such a policy cannot be obtained for that amount or less in the aggregate, Parent shall be obligated to obtain as much coverage for not less than six years from the Effective Time as may be obtained for such $575,000 aggregate amount.

Parent further agreed to pay all reasonable expenses, including reasonable attorney’s fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Merger Agreement.

In the event that Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or Merger or (ii) transfers or conveys a majority of its properties and assets to any person, then, and in each such case, Parent has agreed that proper provision will be made so that the successors, assigns and transferees of Parent or the Surviving Corporation or their respective successors or assigns assume the obligations set forth in these provisions of the Merger Agreement.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement. Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a tender and support agreement (the “Tender Agreement”) with certain of Wexford Capital LP’s (“Wexford”) affiliates (collectively, the “Wexford Parties”) under which the Wexford Parties, among other things, agreed (i) to tender and not withdraw all of their Subject Shares pursuant to the Offer, (ii) to vote their Subject Shares in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (and in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement) and against any other agreement or arrangement related to another proposal to acquire the Company and any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, (iii) to certain restrictions on the transfer of their Subject Shares and on their ability to enter into any other arrangements inconsistent with the Tender Agreement, and (iv) not to exercise any appraisal rights in respect to their Subject Shares which may arise in connection with the Merger. The “Subject Shares” are all Shares beneficially owned by the Wexford Parties apart from Shares issuable upon exercise of options and warrants but only to the extent such Shares remain unissued. As of the date of this Statement, there are 21,483,226 Subject Shares, representing approximately 62% of the outstanding Shares.

The Tender Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the Effective Time or (iii) any reduction in the Offer Price or the Merger Consideration or waiver or amendment of the condition to the Offer that there has been validly tendered and not withdrawn prior to the expiration of the Offer (as it may be extended) a majority of the Shares outstanding on a fully-diluted basis on the date of purchase. In addition, upon a withdrawal or modification in a manner adverse to Parent and Purchaser of the Company Board’s recommendation of the Offer, the Merger or the Merger Agreement or recommendation, adoption or approval by the Company Board of any Acquisition Proposal (as defined below) in compliance with the Merger Agreement, the Wexford Parties’ obligations with respect to tendering, voting and not transferring their Shares will not apply for so long as such withdrawal, modification or change remains in effect.

The foregoing summary is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Termination of Administrative Services Agreement and Warrant Cancellation Agreement. Concurrently with the execution of the Merger Agreement, the Company and Wexford entered into a Termination of Administrative Services Agreement (the “Services Termination Agreement”) pursuant to which the Administrative Services Agreement between them will be terminated at the Effective Time with no payment made by either party apart from any then accrued but unpaid reimbursements due to Wexford. Also concurrently with the execution of the Merger Agreement, the Company and Valentis SB L.P. (“Valentis”), an affiliate of Wexford, entered into a

Warrant Cancellation Agreement (the “Warrant Cancellation Agreement”) pursuant to which Valentis has agreed that its warrants to acquire 127,250 Shares will be cancelled and Valentis will receive a cash payment equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share of such warrant, multiplied by (ii) 127,250 Shares

The foregoing summaries of the Services Termination Agreement and the Warrant Cancellation Agreement are qualified in their entireties by reference to the Services Termination Agreement and the Warrant Cancellation Agreement, which are filed as Exhibits (e)(3) and (e)(4), respectively, and are incorporated herein by reference.

(b) Arrangements with Parent and Purchaser.

Prior to their discussions with respect to the Offer and the Merger, Parent and the Company’s affiliate, Tactical Platforms, have been party to commercial agreements relating to the sale of cameras from Parent to Tactical Platforms as part of its integrated solutions, with annual sales of approximately $3.0 million in 2008, approximately $500,000 in 2009 and approximately $150,000 in the first two fiscal quarters of 2010.

In connection with the transactions contemplated by the Merger, the Company, Parent and Purchaser entered into the Merger Agreement and the Company and Parent entered into a Nondisclosure Agreement dated March 17, 2010 (the “Nondisclosure Agreement”).

Nondisclosure Agreement.

As a condition to being furnished “Evaluation Material” (as defined in the Nondisclosure Agreement), Parent has agreed, among other things, that it will keep such Evaluation Material confidential and will use it solely for the purpose of evaluating a possible transaction with the Company involving the Company or its affiliates. Under the Nondisclosure Agreement, Evaluation Material shall not include information which (i) at the time of disclosure or thereafter is generally known by the public (other than as a result of its disclosure by Parent or its representatives) or (ii) was or becomes available to Parent on a non-confidential basis from a person not otherwise bound by a confidentiality agreement with the Company or its representatives or prohibited from transmitting the information to Parent by law, contractual obligation, fiduciary duty or otherwise.

The Nondisclosure Agreement further provides that during such time as Evaluation Material is being disclosed pursuant to the Nondisclosure Agreement and the parties are conducting discussions or negotiations in contemplation or furtherance of a business relationship, and for a period of two years from the date of the Nondisclosure Agreement, neither the recipient nor any of its affiliates shall, without the prior written consent of the Company, directly or indirectly, (a) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or property of the Company or any of its affiliates, or any securities or contract rights (other than broadly based index funds) the terms or value of which are dependent on securities of the Company, (b) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination, partnership, joint venture or other similar transaction involving the Company or any of its affiliates, (c) make, or in any way participate in any “solicitation” of “proxies” to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (d) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its affiliates, (e) negotiate, have any discussions or enter into any arrangements, understandings or agreements with, or advise, finance, assist or encourage, any other persons in connection with any of the foregoing, or, make any investment in any other person that engages, or offers or proposes to engage, in any of the foregoing (it being understood that, without limiting the generality of the foregoing, Parent shall not be permitted to act as a joint bidder or co-bidder with any other person with respect to the Company), (f) otherwise act, alone or in concert with others, to seek to control or influence the management, Company Board or policies of the Company, (g) disclose any intention, plan or arrangement inconsistent with the foregoing or (h) advise, assist or encourage any other persons in connection with any of the foregoing.

The Nondisclosure Agreement shall continue in full force and effect until two years after the date thereof.

The foregoing summary is qualified in its entirety by reference to the Nondisclosure Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Company Board, during a telephonic meeting held beginning on August 15, 2010 and extending into August 16, 2010, by unanimous vote determined that the Offer and the Merger are in the best interests of the Company and its stockholders and are advisable and fair to the Company’s stockholders and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement.

Accordingly, the Company Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the Merger.

A copy of the press release issued by the Company announcing the Offer and Merger is filed as Exhibit (a)(5)(B) hereto and incorporated herein by reference. A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(2) hereto and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer and the Merger.

In March 2009, Parent approached the Company indicating its possible interest in an acquisition of the Company and the two parties executed a nondisclosure agreement under which information was then shared between Parent and the Company. In April, Parent gave an informal indication of interest to acquire the Company for a price in the range of $5.00 to $6.00 per Share. The Company rejected this offer as inadequate.

In June 2009, Wexford was approached by potential buyers for the Wexford Parties’ majority interest in the Company and/or possibly the entire Company. The Wexford Parties responded by asking Mr. Kobler to confidentially and informally explore this level of interest and determine whether he could generate an informal bid. In response, Mr. Kobler held selective informal meetings with investment banks, private equity firms and one strategic acquirer to evaluate their possible interest in buying out the Wexford Parties’ stake and/or the entire Company. One financial firm provided an informal indication of interest to buy the Wexford Parties’ Shares at a price between approximately $6.00 and $6.50 per Share and one strategic acquirer, which later also participated in the Company’s Auction Process (as defined below), indicated potential interest in a stock merger. Both indications of interest were rejected as inadequate.

In the summer of 2009, the Company Board discussed obstacles to the Company’s further growth, including the significant cost and amount of time required to further expand the Company’s distribution channels, and create the support infrastructure necessary to support a larger worldwide customer base. As a result of these discussions, the Company Board determined that the Company should approach larger companies in its industry in an attempt to establish collaborative relationships, particularly with respect to developing strategic partnerships that would take advantage of such companies’ distribution channels and infrastructure. The Company’s discussions, which were typically undertaken by Mr. Kobler, included a number of domestic and foreign entities, including some of the companies that were invited to participate in the Auction Process such as Parent and the Other Bidder (as defined below).

During this period, some of the potential strategic partners also expressed a general interest in exploring a possible acquisition of the Company or of the Shares owned by the Wexford Parties, including some cases at a per Share consideration in excess of the Offer Price, but these discussions did not result in actual offers being made.

On September 2, 2009, at a telephonic meeting of the Company Board, the Company Board discussed a possible sale of the Company, in light of the assessment that the Company could experience stronger growth in the hands of a strategic partner with stronger distribution channels, support infrastructure, and brand name, and the potential interest in acquiring the Company that had been expressed during Mr. Kobler’s discussions with several potential strategic partners. The Company Board asked Mr. Kobler to continue to evaluate strategic alternatives for the Company (the “Strategic Review Process”), including those that might result in a sale of the Company following an auction process (the “Auction Process”).

On October 27, 2009, at a telephonic meeting of the Company Board, Mr. Kobler updated the Company Board on his efforts to secure partnerships and outside interest in the Company, reporting that he was currently exploring several different opportunities. The Company Board authorized Mr. Kobler to continue this course of action and formed a selection committee to review and engage an investment bank to assist with the Strategic Review Process. Several investment banking firms, including Stone Key, were identified by the selection committee for their expertise in advising companies in potential sale situations as well as relevant industry knowledge and these firms were interviewed by the selection committee.

November 11, 2009, at a telephonic meeting of the Company Board, Mr. Kobler further updated the Company Board on the Strategic Review Process.

On November 12, 2009, the Selection Committee selected and engaged Stone Key Partners LLC and the Stone Key securities division of Hudson Partners Securities LLC (together, “Stone Key”) as the Company’s exclusive financial advisor in connection with the Strategic Review Process.

On December 11, 2009, the Company engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as the Company’s legal advisor in connection with the Strategic Review Process.

During the week of February 8, 2010, Stone Key began to contact the senior management teams of potentially interested parties identified by Stone Key and the Company Board in order to determine the interest by such parties in engaging in the Auction Process. Over the next several weeks, 37 potential purchasers were contacted, 31 of whom requested a proposed form of nondisclosure agreement from the Company. All of the potential strategic partners with whom Mr. Kobler had held discussions concerning a possible acquisition of the Company in 2009 were contacted as part of the Auction Process.

Between February 26, 2010 and April 14, 2010, the Company entered into nondisclosure agreements with 20 of the potential purchasers Stone Key had contacted on its behalf, including Parent, which executed the Nondisclosure Agreement on March 17, 2010.

On March 2, 2010, in order to retain certain key employees and to ensure that they remained engaged and committed to the Company during the Strategic Review Process, the Company Board approved the Key Employee Retention Program of Awards described above at “Arrangements with Current Executive Officers and Directors of the Company—Key Employee Retention Program.”

Between March 9, 2010 and April 14, 2010, parties who had signed nondisclosure agreements with the Company were furnished background and overview materials relating to the Company, including a set of five-year projections (the “Initial Forecast”) that are summarized below under “Item 8. (h) Financial Forecasts.”

On March 17, 2010, Mr. Kobler updated the Company Board on Stone Key’s efforts in connection with the Strategic Review Process.

Between April 1, 2010 and April 14, 2010, Stone Key distributed initial transmittal letters to the interested parties describing the Auction Process and timetable, including that initial price indications should be delivered by April 14, 2010.

Between April 14, 2010 and April 20, 2010, the Company received five non-binding indications of interest from potential strategic purchasers and one such indication from a potential financial purchaser. Specifically, on April 14, 2010, Parent submitted a non-binding indication of interest to acquire the Company for between $9.00 and $10.00 per Share and the Other Bidder (as defined below) submitted a non-binding indication of interest to acquire the Company for between $8.70 and $10.05 per Share. The other expressions of interest were generally in the $9.00 to $10.00 per Share range, except for one that was in the $7.00 to $9.00 range.

Between April 28, 2010 and May 20, 2010, the Company’s management, with assistance from Stone Key, conducted extensive in-person management presentations with the six interested parties. On May 5, 2010, representatives of Parent attended such a management presentation conducted by the Company. The due diligence process included conducting in-person management presentations, conducting telephonic due diligence discussions between the Company’s and the interested parties’ outside financial, legal and accounting advisors, and conducting on-site due diligence visits to the Company’s facilities resulting in over 80 meetings and calls with the six interested parties. Each interested party was provided access to the Company’s on-line data room containing, financial, operating, regulatory, intellectual property, human resource, legal and other information concerning the Company. Throughout the Auction Process, the Company, Stone Key and the Company’s other advisors continued to respond to various due diligence questions raised by the interested parties and the on-line data room was updated throughout the Auction Process and ultimately contained over 4,400 documents (totaling more than 50,000 pages) of information identified by the Company and in response to the interested parties’ due diligence requests.

On May 2, 1010, Parent’s Chief Executive Officer visited the Company’s Cambridge, Massachusetts facility for informational meetings with members of the Company’s management. On May 27, 2010, certain executives of Parent met with members of the Company’s management at the Company’s offices in Stillwater, Oklahoma for additional management presentations focusing primarily on the Company’s detection business.

At the end of May 2010, in view of the Company’s disappointing financial results for the first fiscal quarter of 2010, the Company updated the Initial Forecast and provided the revised Case A projections that are summarized below under “Item 8. (h) Financial Forecasts,” to the parties remaining in the Auction Process.

On June 22, 2010, Stone Key distributed to the parties remaining in the Auction Process a proposed form of merger agreement that had been prepared by Skadden, with input from the Company. The merger agreement contemplated an all-cash tender offer followed by a merger. Stone Key’s distribution also included proposed forms of a tender and support agreement, a warrant cancellation agreement and a termination of administrative services agreement.

On June 30, 2010, Stone Key distributed to the parties remaining in the Auction Process the Company’s initial disclosure schedules to the form of merger agreement that had been previously circulated.

On July 1, 2010, Stone Key sent a final bidding instruction letter to each of the six parties remaining in the Auction Process. Interested parties were encouraged to submit a firm offer and any proposed revisions to the form of the transaction documents by July 14, 2010.

On July 2, 2010, two of the six interested parties withdrew from the Auction Process. Among other concerns, the two parties cited the Company’s disappointing preliminary financial results for the first half of 2010, including in comparison to the full year 2010 forecast included in the Case A projections that had been circulated in late May.

In early July 2010, the Company provided Parent with a preliminary view of the Company’s performance for the second quarter of 2010, which reflected substantially lower revenue and income than the Company had previously forecasted.

During the week of July 5, 2010, Parent indicated that it remained interested in a potential acquisition of the Company, but needed to conduct additional due diligence in order to be able to make a binding offer and would therefore not be able to submit a bid by the deadline for bids.

On July 13, 2010, Stone Key distributed to the four parties remaining in the Auction Process a revised version of the Company’s disclosure schedules to the proposed form of merger agreement.

On July 14, 2010, one of the four remaining parties withdrew from the Auction Process, citing among other things the Company’s disappointing financial results for the first half of 2010. By this point, it had also become clear that another one of the remaining parties was also no longer actively involved in the Auction Process though it had not formally withdrawn.

On the July 14, 2010, deadline for bids set by the Company, one bidder (the “Other Bidder”) submitted a proposal letter offering to acquire the Company for $8.25 per Share. The letter also outlined certain significant terms and conditions under which the Other Bidder would be prepared to acquire the Company, including the completion to its satisfaction of its due diligence investigation. The Other Bidder also delivered a revised draft of the merger agreement to Stone Key. After such submission, the Other Bidder continued its due diligence of the Company. After reviewing the Other Bidder’s proposal and consulting with Stone Key and Skadden, the Company Board determined to engage in negotiations with the Other Bidder.

On July 21, 2010, representatives of the Company, Stone Key, Skadden and the Other Bidder participated in a conference call to discuss certain key issues with the Other Bidder’s draft of the merger agreement.

On July 23, 2010, Parent submitted an offer to acquire the Company for $7.75 per Share. However, Parent was not at that time prepared to provide a revised draft of the merger agreement, but rather identified certain significant issues Parent had identified with the Company’s form of the merger agreement. The letter also outlined certain significant terms and conditions under which Parent would be prepared to acquire the Company, including the completion to its satisfaction of its due diligence investigation. After such submission, Parent continued its due diligence of the Company.

On July 23, 2010, Stone Key circulated a summary of the Company’s key issues with respect to the Other Bidder’s draft merger agreement in preparation for a conference call between the Company, Stone Key, Skadden and the Other Bidder and its advisors that same day.

On July 23, 2010, Stone Key circulated a revised draft of the merger agreement to the Other Bidder and its counsel.

On July 26, 2010, the Company, Skadden and Stone Key participated in a telephonic conference call with Parent and its counsel to discuss certain key issues with the Company’s proposed merger agreement as indicated in Parent’s proposal letter of July 23, 2010.

On July 29, 2010, the Other Bidder’s counsel circulated a revised draft of the merger agreement to the Company and its counsel.

During the week of August 2, 2010, Stone Key contacted two of the interested parties that had previously withdrawn from or discontinued their engagement under the Auction Process in an attempt to reengage them. Those discussions did not result in renewed interest on the part of the interested parties.

On August 2, 2010, Stone Key indicated to Parent’s financial advisor that the Company desired to move forward with a negotiation of the draft merger and tender and support agreements with Parent. Parent’s financial advisor responded that Parent needed to resolve certain outstanding diligence questions, which Parent’s financial advisor provided to Stone Key, before Parent would be able to provide a full markup of the draft agreements.

On August 3, 2010, at a telephonic meeting of the Company Board, Mr. Cumming provided an update on the Company’s performance for the first half of 2010, noting in particular that first half revenue numbers were much lower than anticipated and as reflected in the Case A projections. The Company Board asked the Company’s management to determine whether updated financial forecasts could be prepared to better reflect the challenges faced by the Company in view of the macroeconomic environment and the Company’s recent performance, with the understanding that any such updated financial forecasts should be provided to Parent and any other bidder and to Stone Key for purposes of its financial analysis. In response to this request by the Company Board, the Company’s management began the preparation of two financial forecasts, the Case B and Case C projections that are summarized below under “Item 8. (h) Financial Forecasts”.

Also at the August 3, 2010 Company Board meeting, the Company Board received a presentation from Stone Key that provided an update on the Auction Process, discussed the overall economic and competitive environment in comparison to the Company’s performance and outlined the Auction Process going forward. Finally, representatives from Skadden discussed the terms of the draft merger agreement submitted by the Other Bidder, and the material issues that were under discussion among the parties, and reviewed with the Company Board their fiduciary duties with respect to these potential transactions.

On August 4, 2010, the Other Bidder informed the Company’s financial advisor, via telephone, that it was withdrawing from the Auction Process.

Beginning on August 6, 2010 and on several occasions through August 15, 2010, Mr. Kobler approached the Other Bidder in an effort to re-open negotiations. The Other Bidder expressed some interest but did not fully re-engage in the Auction Process and did not submit a further bid.

On August 8, 2010, Parent’s financial advisor discussed with Stone Key the timing of Parent submitting a revised offer based on additional due diligence and analysis conducted subsequent to Parent’s July 23, 2010 offer. Stone Key indicated that the Company was prepared to work towards signing a definitive merger agreement by August 16, 2010, provided that the parties were able to reach acceptable terms.

On August 9, 2010, Colin Cumming, the Company’s Chief Executive Officer, contacted the Chief Executive Officer of Parent and asked that Parent submit a bid by the end of the week.

On August 11, 2010, Parent’s financial advisor circulated a revised draft of the merger agreement to Stone Key reflecting Parent’s initial comments to the original form of merger agreement provided by the Company.

On August 12, 2010, Parent submitted a verbal offer to Stone Key to purchase the Company for $7.50 in cash per Share and a 4.0% termination fee.

On August 13, Stone Key, on behalf of the Company, responded to Parent’s financial advisor with two alternative counter-proposals to Parent’s offer of August 12, 2010: (a) per share price of $8.00 with a 3.5% termination fee or (b) Parent’s proposed per share price of $7.50 with a 45 day post-signing period during which the Company would be permitted to continue to solicit competing offers, a 1.5% termination fee during such period and a 4% termination fee thereafter.

On August 13, 2010, after discussions with Stone Key, Parent verbally submitted a “best and final” offer to purchase the Company for $7.55 per Share. With this offer, Parent agreed to a lower termination fee in the proposed merger agreement from the termination fee originally requested by Parent and also withdrew its request for certain provisions in the proposed tender and support agreement that were rejected by the Wexford Parties that potentially would have inhibited competing offers from third parties. Parent, however, was unwilling to allow the Company to continue to solicit offers after signing a definitive merger agreement with Parent in light of the lengthy auction process that the Company had already conducted.

Early on August 14, 2010, Stone Key circulated a revised draft of the merger agreement to Parent’s counsel.

Also early on August 14, 2010, at a telephonic meeting of the Company Board, the Company Board considered Parent’s revised offer of $7.55 per Share in consultation with the Company’s management and representatives of Stone Key and Skadden. Mr. Cumming provided the Company Board with an update from the Company’s business unit leaders, who informed him, with one exception, that each unit expected a decline in their first-of-the-year financial expectations for the second half of 2010 included in the Case A projections. Mr. Cumming did note, however, that there were programs then in process, which were not originally factored into the Case A projections, and if such programs were awarded in the second half of 2010, results could improve. During that meeting, the members of the Company Board discussed at length whether the Company’s financial performance would likely improve in the foreseeable future, particularly given macroeconomic factors such as the global economic turndown and the significant cutbacks and delays in U.S. and foreign military budgets, and whether there was a reasonable prospect that superior valuations for the Company and its Shares could be obtained by it remaining independent and revisiting the possible sale of the Company at a later date. The Company Board also discussed the feasibility and likely values that could be achieved from a sale by the Company of some or all its different businesses to different buyers. The Company Board also discussed the provisions of the proposed merger agreement under which the Company would be permitted to terminate the merger agreement, and the costs involved in such termination, if a superior proposal were to be made following execution of the merger agreement. Joseph Jacobs, a director and a principal of the Wexford Parties, advised that the Wexford Parties would be prepared to accept the offered price of $7.55 per Share if a merger agreement were to be approved by the Company Board. The Company Board determined to continue negotiations with Parent in an effort to agree on the best possible terms in the Merger Agreement for the Company.

On August 14, 2010, the Company’s management completed and provided to Parent and Stone Key the Case B and Case C projections requested by the Company Board.

Late in the day on August 14, 2010, Parent’s counsel circulated a revised draft of the merger agreement to Skadden.

On August 15, 2010, Skadden circulated a revised draft of the merger agreement to Parent and its counsel.

On August 15, 2010 through August 16, 2010, the Company Board met and received a presentation from Mr. Cumming concerning the Case B and Case C projections as well as his views concerning the opportunities and challenges that would apply to the Company were it to remain independent. Also at this meeting, Stone Key provided the Company Board with financial analyses of Parent’s $7.55 per Share offer and delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated August 15, 2010, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $7.55 per Share consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. Also at this meeting, representatives of Skadden reviewed the terms of the proposed Merger Agreement, Tender Agreement and other transaction agreements and reviewed again the fiduciary duties of the Company Board in connection with its consideration of whether to approve the Merger Agreement and such other agreements. Following extended discussion, the Company Board approved the Merger Agreement, the Offer and the Tender Agreement, subject to satisfactory resolution of all remaining issues.

Following the completion of the Company Board meeting, counsel to the Company and Parent, together with their respective client’s management, completed the negotiation of the Merger Agreement, the Tender Agreement and the other transaction agreements, following which the parties executed and delivered them.

On August 16, 2010, Parent and the Company issued separate press releases announcing the execution of the Merger Agreement, the Tender Agreement and the other transaction agreements.

On August 16, 2010, as permitted by the Merger Agreement, the Company notified parties that had participated in the Auction Process that they would not be prohibited under the standstill provisions of their nondisclosure agreements from submitting proposals to acquire the Company consistent with the provisions of the Merger Agreement.

On September 3, 2010, Purchaser commenced the Offer. During the pendency of the Offer, the Company and its representatives and Parent, Purchaser and their representatives intend to have ongoing contacts.

Reasons for the Recommendation.

The Company Board consulted with the Company’s senior management, legal counsel and financial advisor and, in evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders tender all of their Shares pursuant to the Offer and vote their Shares in favor of the adoption of the Merger Agreement and the Merger, in accordance with the applicable provisions of Delaware law, considered a number of factors, including the following:

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Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company. Importantly, the Company Board considered that the Company had recently completed its financial reports for the six months ending June 30, 2010 and would be reporting that it had missed its revenue forecasts for the first half of the 2010 calendar year by over 20%. The Company Board further took into account that management revised the 2010 outlook towards the new Case B projections, which represented a 10% reduction of revenues and 26% reduction in Adjusted EBITDA over the Initial Forecast. Among the factors considered by the Company were certain macroeconomic factors such as the continued stretch-outs in the federal contracting arena, the material impact of significant budget cuts and delays in key defense programs, shortfalls in state and local government funding, a pull-back in the global war against terrorism and the material impact of the global economic downturn and how these factors would impact the Company as a smaller competitor in its industry. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, in particular the risks of slower uptake of the Company’s new products, slower adoption of perimeter radars as a border security technology within the U.S., slower market penetration for certain products, delay in achieving Transportation Security Administration (“TSA”) qualified products list status for explosive detection products, delay in TSA replacement cycles, potential losses and delays of large Cerberus orders, slower ramp-up of J2 revenue and the slower ramp in operating leverage. The Company Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects. Based on the Company Board’s consideration of these factors, the Company Board determined that, while still subject to various risks, the Case B projections were the most likely case to be achieved of the sets of financial projects that had been prepared by the Company’s management and reviewed with the Company Board.

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Solicitation of Other Parties. The Company Board also considered (i) the fact that the Company solicited alternative proposals from third parties, (ii) whether parties other than Parent would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger, and (iii) the fact that the Company Board could terminate the Merger Agreement to accept a “Superior Proposal” (as defined in the Merger Agreement) prior to the purchase of Shares in the Offer, subject to compliance with the provisions of the Merger Agreement, including prior written notice to Parent and payment of a termination fee.

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Strategic Alternatives. The Company Board considered the recent evaluations by the Company Board of the Company’s strategic alternatives. The Company Board also considered the risks inherent in remaining independent and the prospects of the Company going forward as an independent entity.

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Transaction Financial Terms; Premium to Market Price. The Company Board considered the $7.55 per Share price to be paid in cash for each Share, which represents a 11.9% premium over the closing price of the Shares on August 13, 2010, the last trading day before the Offer and the Merger were announced, and a 1.3% premium over the average trading price of the Shares for the one month period prior to announcement.

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Historical Trading Prices. The Company Board considered the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares, including the fact that some recent trading in the Shares had been at prices in excess of the Offer Price.

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Cash Tender Offer; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Company Board also considered that, while the consummation of the Offer would give the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and the Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

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Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which, subject to the satisfaction or waiver of Parent’s conditions to completing the Offer, should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer. In that regard, the Company Board considered the fact that the tender by the Wexford Parties of all of the Subject Shares pursuant to the Tender Agreement would assure that the minimum condition to the Offer is met and that Parent’s agreement in the Merger Agreement to exercise the Top-Up Option (as defined below) following completion of the Offer if needed to complete a “short form” merger would assure that the Merger occurs, and the Merger Consideration is available to stockholders, relatively soon after completion of the Offer while preserving rights of appraisal for any of the Company’s stockholders inclined to exercise such rights.

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Reputation of Parent. The Company Board also considered the business reputation of Parent and its management and the financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

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Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of Stone Key and its financial presentation, dated August 15, 2010, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $7.55 per Share consideration to be received in the Offer and the Merger by holders of Shares, as more fully described below in this Item 4 under “Opinion of the Company’s Financial Advisor” and as is set forth in the full text of such opinion, which is attached hereto as Annex A.

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Terms of the Merger Agreement. The Company Board believes that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company were favorable to the Company’s stockholders. In particular:

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No Financing Condition. The Company Board considered the representation of Parent that it has available sufficient cash financial resources to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the aggregate Merger Consideration and the fact that the Offer is not subject to a financing condition.

•

Ability to Respond to Certain Unsolicited Takeover Proposals. The Company Board considered the fact that the Merger Agreement, while prohibiting the Company, its subsidiaries and their representatives from (a) initiating, soliciting or taking any action to facilitate, directly or indirectly, any inquiries regarding or the making of any “Acquisition Proposal” (as defined in the Merger Agreement) or (b) engaging in negotiations or discussions with, or furnishing any information or data to, any person relating to an Acquisition Proposal, does permit the Company, prior to the completion of the Offer, in response to an unsolicited written proposal received on or after the date of the Merger Agreement with respect to an Acquisition Proposal from a third party, which did not result from a breach of the forgoing prohibitions, to furnish information and access to, and discuss or negotiate with, such third party if and only to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such person is reasonably likely to submit to the Company an Acquisition Proposal that is a Superior Proposal and (ii) the Company Board determines in good faith, after consultation with its counsel, that the failure to participate in such discussions or negotiations or to furnish such information would be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable law. In addition, the Company Board considered the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal, subject to compliance with the provisions of the Merger Agreement, including prior written notice to Parent and payment of a termination fee prior to the earlier of the purchase of Shares in the Offer.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including the fact that the tender by the Wexford Parties of all of the Subject Shares pursuant to the Tender Agreement would assure that the minimum condition to the Offer is met.

•

Change in Recommendation/Termination Right to Accept Superior Proposals. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board under certain circumstances (i) to withdraw or modify, in a manner adverse to Parent and Purchaser, the Company Board’s recommendation the Offer, the Merger or the Merger Agreement or recommend, adopt or approve any Acquisition Proposal, and (ii) to terminate the Merger Agreement if certain conditions are satisfied, including that in response to an Acquisition Proposal, if the Company Board reasonably determines in good faith that the Acquisition Proposal is a Superior Proposal and that the failure to so withdraw or modify the Company Board’s recommendation would constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law, that at least five days’ prior written notice is given to Parent and Purchaser of the Company Board’s intent to take such action, and that the Company shall have fully considered any response by Parent and Purchaser and concluded that, notwithstanding such response, such Acquisition Proposal continues to be a Superior Proposal in relation to the transactions contemplated by the Merger Agreement, as the terms thereof may be proposed to be revised by such response.

•

Extension of Offer Period. The Company Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser could be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

•	Termination Fee. The Company Board considered the termination fee of $8.2 million, approximately 3% of the equity value of the Company, that could become payable pursuant to the

Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal.

•

Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares at the completion of the Merger, including Parent’s and Purchaser’s agreement that in any appraisal proceeding with respect to such dissenting shares, the fair value of such shares would be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Top-Up Shares (as defined below) or any consideration paid or delivered by Purchaser to the Company in payment for the Top-Up Shares.

•

Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company may not take a number of actions related to the conduct of its business without the prior written consent of Purchaser. The Company Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•

Tax Treatment. The Company Board was aware that the consideration to be received by the holders of Shares in the Offer and the Merger would generally be taxable to such holders for U.S. federal income tax purposes.

•

Regulatory Approval and Third Party Consents. The Company Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents, if necessary.

In making its recommendation, the Company Board was aware of and took into consideration the interests of certain Company executives in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares, options to purchase Shares and restricted stock units as referenced in Item 3 of this Statement.

The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisor.

Overview

Pursuant to an engagement letter dated November 12, 2009, the Company retained Stone Key to act as its exclusive financial advisor in connection with the possible sale of the Company. In selecting Stone Key, the Company Board considered, among other things, the fact that Stone Key is an internationally recognized investment banking firm with substantial experience advising companies in the aerospace and defense industries as well as substantial experience providing strategic advisory services. Stone Key, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, valuations and general corporate advisory services.

At the August 15, 2010 meeting of the Company Board, Stone Key delivered its oral opinion, which was subsequently confirmed in writing, that, as of August 15, 2010, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by the Company stockholders was fair, from a financial point of view, to the stockholders of the Company pursuant to the Offer and Merger.

The full text of Stone Key’s written opinion is attached as Annex A to this Statement and you should read the opinion carefully and in its entirety. The opinion sets forth the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Stone Key. The Stone Key opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Stone Key, is subject to the assumptions and conditions contained in the opinion and is necessarily based on economic, market and other conditions and the information made available to Stone Key as of the date of the Stone Key opinion. Stone Key has no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of the fairness opinion set forth below, you should be aware that Stone Key’s opinion:

•	was provided to the Company Board for its benefit and use in connection with its consideration of the Offer and the Merger;

•	did not constitute a recommendation to the Company Board;

•	does not constitute a recommendation to any stockholder of the Company as to whether to tender any Shares pursuant to the Offer and/or how to vote in connection with the Merger;

•

did not address the Company’s underlying business decision to pursue the Offer and the Merger, the relative merits of the Offer and the Merger as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage;

•

did not express any view or opinion with respect to the merits of the Offer and the Merger to any holder of the Company’s equity relative to any other holder of the Company’s equity or as to the fairness of the Offer and the Merger, from a financial point of view, to Parent, Purchaser and their respective affiliates; and

•

did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of these persons, in connection with the Offer and the Merger relative to the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger.

The Company did not provide specific instructions to, or place any limitations on, Stone Key with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

In connection with rendering its opinion, Stone Key:

•	reviewed drafts of the Merger Agreement, the Tender Agreement and the Warrant Cancellation Agreement in substantially final forms;

•

reviewed the Company’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2007, 2008 and 2009, its Quarterly Report on Form 10-Q for the period ended March 31, 2010, a draft of its Quarterly Report on Form 10-Q for the period ended June 30, 2010 and its Current Reports on Form 8-K filed since December 31, 2009;

•

reviewed certain operating and financial information relating to the Company’s business and prospects, including two sets of projections, the Case A projections and the Case B projections, for the five years ending December 31, 2014, all as prepared and provided to Stone Key by the Company’s management;

•	met with certain members of the Company’s senior management to discuss the Company’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the Shares;

•	reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which Stone Key deemed generally comparable to the Company;

•	reviewed the terms of certain relevant mergers and acquisitions involving companies which Stone Key deemed generally comparable to the Company;

•	reviewed the Case A projections and the Case B projections and, at the direction of the Company’s management, performed discounted cash flow analyses based on the Case B projections; and

•	conducted such other studies, analyses, inquiries and investigations as Stone Key deemed appropriate.

In connection with rendering its opinion, Stone Key further noted that:

•

Stone Key relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it by the Company or obtained by Stone Key from public sources.

•

Stone Key did not assume any responsibility for the independent verification of any information referred to above, including, without limitation, any of the projections; Stone Key expressed no view or opinion as to any of the projections and the assumptions upon which they were based; and Stone Key further relied upon the assurances of the senior management of the Company that they were unaware of any facts that would have made the information and the Case B projections incomplete or misleading.

•

Stone Key was directed by senior management of the Company to base its analyses on the Case B projections. Stone Key relied without independent verification on representations that the Case B projections had been reasonably prepared based on accurate and complete financial information and that these projections reflected the best then-currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company.

•

In arriving at its opinion, Stone Key did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Stone Key furnished with any such appraisals.

•

During the course of Stone Key’s engagement, Stone Key was asked by the Company Board to solicit indications of interest from various third parties regarding a transaction with the Company, and Stone Key considered the results of such solicitation in rendering its opinion.

•

Stone Key assumed that the transactions contemplated by the Merger Agreement will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on the Company.

•

The credit, financial and stock markets are experiencing unusual volatility; Stone Key expressed no opinion or view as to the effects of such volatility on the Offer and the Merger or the parties thereto.

•	Stone Key is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by the Company and its advisors with respect to these issues.

•	Stone Key did not express any opinion as to the price or range of prices at which the Shares may trade subsequent to the announcement of the Offer and the Merger.

Summary of Analyses

The following is a summary of the principal financial and valuation analyses performed by Stone Key and presented to the Company Board in connection with rendering its fairness opinion.

Some of the financial and valuation analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial and valuation analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Stone Key’s financial and valuation analyses.

Transaction Valuation Overview

Based on approximately 36.2 million Shares that were outstanding as of August 15, 2010 on a fully diluted basis (calculated using the treasury stock method), Stone Key noted that the Merger Consideration of $7.55 per Share implied an equity value of approximately $273.1 million. Net of approximately $41.6 million of cash and cash equivalents and approximately $0.2 million of debt (as of June 30, 2010), Stone Key noted that the Merger Consideration implied an enterprise value of approximately $231.7 million.

Stone Key also reviewed the historical trading prices and volumes for the Shares for the 12-month periods ended August 13, 2010 (the last trading day before the announcement of the execution of the Merger Agreement) and December 24, 2009 (the last trading day prior to the attempted Christmas Day bombing on a U.S. flight). In addition, Stone Key analyzed the consideration to be received by holders of the Shares pursuant to the Merger Agreement in relation to the share price on August 13, 2010; the share price on December 24, 2009; the average share prices for the 30 and 90 trading days ending on August 13, 2010 and December 24, 2009; and the high and low share prices for the one-year period ending August 13, 2010 and December 24, 2009. Stone Key used market prices for the period on and before December 24, 2009 in order to exclude the effect that the attempted Christmas Day bombing on a U.S. flight had on the price of the Shares. The closing share prices and implied premiums to the Merger Consideration of $7.55 per Share are detailed below.

	Price	Premium
Unaffected Closing Price as of 12/24/2009	$4.98	51.6%
30-Trading Day Average Prior to Unaffected	5.00	51.1%
90-Trading Day Average Prior to Unaffected	5.38	40.5%
52-Week High as of 12/24/2009	7.99	(5.5)%
52-Week Low as of 12/24/2009	3.65	106.8%
Closing Price as of 8/13/2010	$6.75	11.9%
30-Trading Day Average Prior to 8/13/2010	7.45	1.3%
90-Trading Day Average Prior to 8/13/2010	7.11	6.1%
52-Week High as of 8/13/2010	9.52	(20.7)%
52-Week Low as of 8/13/2010	4.68	61.3%

Stone Key’s Valuation Analyses

Discounted Cash Flow Analyses. Stone Key reviewed both the Company’s Case A projections and Case B projections, and was guided by the Company’s management to disregard a third set of projections—the Case C projections—because the Case C projections were substantially similar to the Case A projections. Based on its most recent analysis and review, the Company’s management determined and informed Stone Key that the Case A, and the substantially similar Case C, projections were not credible and that the Case B projections best represent the prospects for the Company’s business at this time. Consequently, Stone Key was directed by senior management of the Company to base its analyses on the Case B projections. With respect to the Case B projections, as noted above, Stone Key relied without independent verification on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. Stone Key performed discounted cash flow analyses based on the Company’s projected unlevered after-tax free cash flows as set forth in the Case B projections and an estimate of its terminal value at the end of the projection horizon.

In performing its discounted cash flow analyses:

•	Stone Key based its discounted cash flow analyses on the fiscal year 2010 through fiscal year 2014 (ending December 31, 2014) Case B projections based upon management’s direction that the Case B projections are the most representative projections of the Company’s expected performance, as well as a number of additional factors including, but not limited to, the following:

•	the Company’s significant financial underperformance during year-to-date 2010;

•	the significant gap in the Company’s achieving the forecasts described in the Case A projections;

•	the continued stretch-outs in the Federal contracting arena;

•	the material impact of significant budget cuts and delays in key defense programs;

•	the shortfalls in state and local government funding;

•	the pull-back in global war against terrorism; and

•	the material impact of global economic recession.

•

Stone Key estimated the Company’s weighted average cost of capital to be within a range of 11.5-13.0% based on, among other factors, (i) a review of the Company’s Bloomberg five-year historical adjusted beta, its Bloomberg two-year historical adjusted beta and its then-current Barra predicted beta as well as similar beta information for the comparable companies, (ii) Stone Key’s estimate of the U.S. equity risk premium, (iii) the Company’s assumed target capital structure on a prospective basis and (iv) Stone Key’s investment banking and capital markets judgment and experience in valuing companies similar to the Company.

•	In calculating the Company’s terminal value for purposes of its discounted cash flow analyses, Stone Key used a reference range of perpetual growth rates of 2.0-4.0%.

•	Based on the Case B projections, Stone Key’s discounted cash flow analyses resulted in an overall reference range of $6.81 to $8.19 per share for purposes of valuing the Shares.

•

Stone Key noted that the Offer Price of $7.55 compared favorably with the aforementioned valuation reference range based on the discounted cash flow analyses computed on the basis of the Case B projections.

Comparable Company Analysis. Stone Key compared and analyzed the Company’s historical stock price performance, historical and projected financial performance and valuation metrics against other publicly traded companies in the defense and homeland security industries.

The following publicly-traded selected comparable companies were used in the analysis of the Company and were selected on the basis of their financial and operating metrics including product and service offerings, risk profile, size, end customers, geographic footprint and scale of operations:

•	American Science & Engineering Inc.

•	Bruker Corporation

•	Global Defense Technology & Systems Inc.

•	L-1 Identity Solutions Inc.

•	L-3 Communications Holdings, Inc.

•	OSI Systems Inc.

•	QinetiQ Group PLC

•	RAE Systems

•	SAIC Inc.

•	Smiths Group PLC

Stone Key calculated the following trading multiples for the above comparable companies based on Wall Street consensus estimates and the most recent publicly available filings:

Selected Peer Group Trading Multiples

	Enterprise Value/

	EBITDA
	Calendar Year 2010 Estimate		Calendar Year 2011 Estimate
Peer: Mean	7.2	x	6.6	x
Median	7.0		6.2
High	10.3		9.2
Low	4.5		4.0
ICx:
Trading Basis	10.9	x	6.9	x
Merger Basis	12.5		8.0

L-1 Identity Solutions Inc. was excluded from the summary trading statistics as the company has publicly announced that it is pursuing strategic alternatives.

In performing its comparable company analysis:

•

Based on the results of this analysis and on Stone Key’s judgment and expertise, Stone Key selected a Enterprise Value / calendar year 2010 estimated (2010 E) earnings before interest, taxes, depreciation and amortization, or EBITDA, multiple range of 6.0x-8.0x. This range was derived from the companies which Stone Key deemed most representative of the Company’s trading value.

•

Using the reference range of 6.0x-8.0x the Company’s estimated Case B EBITDA for calendar year 2010, after adding net cash and option and warrant proceeds and dividing by the fully diluted Shares outstanding, this analysis resulted in an overall reference range of $3.88 to $4.78 per share (without having assumed any acquisition premium) for purposes of valuing the Shares.

•

Stone Key noted that although instructive, the comparable companies analysis was not given substantial weight in its overall analysis because of differences between the Company and the companies to which it was being compared with respect to financial and operating characteristics and other factors. The differences include, among other factors, that

•	the Company represents the combination of various disparate, niche and subscale businesses with widely varying operating and growth profiles compared to its most direct comparables;

•	because the Company has not historically been profitable, it has not been valued on an EBITDA or price to earnings multiple (P/E) basis;

•

the comparable companies only compete in a small sub-segment of the Company’s markets and many have additional substantial lines of business with widely varying operating and growth characteristics; and

•	the Shares have a small public float and limited liquidity.

For these reasons, it is difficult to directly compare the Company to other companies.

Precedent Merger and Acquisition Transactions Analysis. Stone Key reviewed and analyzed certain relevant precedent merger and acquisition transactions during the past several years involving the defense and homeland security industries and selected transactions based on comparable product and service offerings, target markets and transaction size.

The following precedent merger and acquisition transactions were considered by Stone Key:

•	SAIC, Inc.’s acquisition of Reveal Imaging Technologies, Inc.—announced August 2, 2010

•	Thermo Fisher Scientific, Inc.’s acquisition of Ahura Scientific, Inc.—announced January 19, 2010

•	Raytheon Company’s acquisition of BBN Technologies—announced September 1, 2009

•	Danaher Corporation’s acquisition of Life Technologies Corporation’s Mass Spectrometry business—announced September 1, 2009

•	General Dynamics Corporation’s acquisition of Axsys Technologies, Inc.—announced June 4, 2009

•	SAFRAN Group’s acquisition of General Electric Company’s Homeland Protection business—announced April 24, 2009

•	Cobham PLC’s acquisition of M/A-Com, Inc. (Tyco Electronics Limited)—announced May 13, 2008

Stone Key noted that the precedent merger and acquisition transactions analysis was not the focus of its overall analysis because of differences between the Company and the companies to which it was being compared with respect to financial and operating characteristics and other factors. Furthermore, given the highly disparate nature of the Company’s core businesses relative to the selected companies in the precedent transactions analysis, it is difficult to directly compare the Company to other companies. The lack of publicly available financial information for certain of the selected transactions also contributed to the precedent mergers and acquisition transactions analysis not serving as the focus of Stone Key’s analysis.

Other Considerations

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial and valuation analyses and the application of those methods to the particular circumstances involved. A fairness opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would in the view of Stone Key create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Stone Key opinion. In arriving at its opinion, Stone Key:

•

based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support the Stone Key opinion;

•	considered the results of all its analyses and, other than as noted above, did not attribute any particular weight to any one analysis or factor; and

•

arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Stone Key in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger.

Stone Key also noted that:

•

The analyses performed by Stone Key, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the public companies used in the comparable company analysis described above are identical to the Company, and none of the precedent merger and acquisition transactions used in the precedent transactions analysis described above are identical to the transactions contemplated by the Merger Agreement.

•

Accordingly, the analyses of publicly traded comparable companies and precedent merger and acquisition transactions are not mathematical; rather, such analyses involve complex considerations and judgments concerning the differences in financial, operating and capital markets-related characteristics and other factors regarding the companies and precedent merger and acquisition transactions to which the Company and the Offer and the Merger were compared.

•	The analyses performed by Stone Key do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The type and amount of consideration payable in the Offer and the Merger were determined through negotiations between the Company and Parent and were approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. The Stone Key opinion was just one of the many factors taken into consideration by the Company Board. Consequently, Stone Key’s analyses should not be viewed as determinative of the decision of the Company Board with respect to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger.

Pursuant to the engagement letter between Stone Key and the Company, the Company has agreed to pay Stone Key a fee totaling approximately $4 million, of which $1,000,000 was earned upon delivery of its opinion and the remaining portion of which will be payable upon consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse Stone Key for certain expenses and to indemnify Stone Key against certain liabilities arising out of Stone Key’s engagement. Stone Key may seek to provide Parent and its affiliates with certain investment banking and other services unrelated to the Offer and Merger in the future.

(c) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares issuable upon exercise of options or warrants unless exercised.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Stone Key. Information pertaining to the retention of Stone Key by the Company in Item 4 is hereby incorporated by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for ordinary course option exercises by employees of the Company other than executive officers.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

(a) Delaware Business Combination Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL that prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Tender Agreement and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

(b) Appraisal Rights.

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer and held his or her Shares at the Effective Time will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

For additional information relating to the possible impact of the Top-Up Option on rights of appraisal, see below at “(d) Top-Up Option.”

(c) Regulatory Approvals.

General. Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

Antitrust Compliance.

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Purchaser of a Premerger Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer (known as a “second request”), the waiting period will be extended through the thirtieth day after the date of substantial compliance by all parties receiving such requests. Complying with a request for additional information or documentary material may take a significant amount of time.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Purchaser or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer and/or the consummation of the Merger on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

If the waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer (as it may be extended as provided in the Merger Agreement), Purchaser will not be obligated to proceed with the Offer or the purchase of any Shares purchased pursuant to the Offer.

(d) Top-Up Option.

The Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares (the “Top-Up Shares”) in an amount up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser or their affiliates at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) immediately after the issuance of such Shares, provided that the Top-Up Option will not be exercisable for a number of Shares in excess of the number of authorized but unissued Shares (including as authorized and unissued Shares for purposes of the Top-Up Option, any Shares held in the treasury of the Company). The Top-Up Option is exercisable only once, in whole and not in part, following the time at which Shares are accepted for payment following the expiration of the Offer (the “Acceptance Time”) and prior to the earlier to occur of: (a) the tenth business day after the later of (1) the Acceptance Time and (2) the expiration of any Subsequent Offering Period; and (b) the termination of the Merger Agreement in accordance with its terms. Parent has agreed in the Merger Agreement that, if the conditions to its exercise are satisfied, Parent will exercise the Top-Up Option and complete a short-form merger as soon as practicable after completion of the Offer including any Subsequent Offering Period.

The Company has 250 million Shares authorized, of which approximately 35 million Shares are outstanding and an additional approximately 3 million Shares are reserved for issuance pursuant to options, restricted stock units and warrants. Accordingly, the approximately 21 million Shares held by the Wexford Parties taken together with the Top-Up Shares would be sufficient for Purchaser to acquire in excess of 90% of the outstanding Shares on a fully diluted basis without taking into account any Shares tendered in the Offer by stockholders other than the Wexford Parties.

At Parent’s election, the aggregate purchase price for the Top-Up Shares may be paid (A) through (i) the payment of an amount in cash equal to the aggregate par value of the Top-Up Shares and (ii) the issuance of a full-recourse promissory note by Purchaser guaranteed by Parent in principal amount equal to the remainder, bearing simple interest at applicable federal rate per annum and due on the first anniversary of the closing of the sale of the Top-Up Shares (which promissory note may be prepaid, in whole or in part, without premium or penalty) or (B) with any other combination of cash and such a promissory note where the cash portion of the purchase price is not less than the aggregate par value of the Top-Up Shares.

In light of claims made in litigation pursued in connection with other transactions that the exercise of a top-up option might result in dilution of a stockholder’s appraisal rights due to dilution in such stockholder’s proportionate share of a company for purposes of appraisal, the Company, Parent and Purchaser have acknowledged and agreed in the Merger Agreement that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the Top-Up Option, any Top-Up Shares issued upon exercise of the Top-Up Option or any promissory note Purchaser may use to purchase the Top-Up Shares. This approach has been the basis of court-approved settlements in several of the cases in which such claims have been made and the Company believes that it appropriately addresses the claims made in those cases as well as claims made in certain litigation brought against the Company and its directors, among others, as described below at “(g) Stockholder Litigation.” However, the Company notes that, as of the date of this Statement, it is not aware of any controlling judicial decision which has considered whether the approach to this issue that has been provided for in the Merger Agreement would be respected by a court in an appraisal proceeding or would otherwise be found to be enforceable in accordance with its terms. In addition, any judicial determination of the fair value of the Shares could be based on factors other than, or in addition to, the price per Share ultimately paid in the Offer or the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share paid in the Offer or the Merger.

In the event that Parent and Purchaser acquire in the aggregate at least 90% of the Shares in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of the exercise of the Top-Up Option), then Purchaser has agreed in the Merger Agreement to effect the Merger as soon as practicable without the need for further approval of the Company Board or approval by the Company’s stockholders, subject to compliance with the provisions of Section 253 of the DGCL.

Though Parent has the right under the Merger Agreement to appoint a majority of the Company Board in the event that the Offer is completed with the minimum condition to the Offer being met, the Merger Agreement also requires that a certain number of current members of the Company Board who are not officers and who are independent remain on the Company Board. The Merger Agreement further provides that certain actions cannot be taken without the affirmative vote of a majority of those continuing directors, including amendments to the Merger Agreement, which includes the provisions relating to the Top-Up Option.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e) Short-form Merger.

The DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

(f) Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(g) Stockholder Litigation.

Delaware Litigation

On August 18, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Parent and Purchaser in the Court of Chancery of the State of Delaware (the “Sloan Complaint”). In the Sloan Complaint, captioned Sloan v. ICx Technologies, Inc., et al., C.A. No. 5743-VCL, plaintiff alleges, among other things, that the members of the Company Board breached their fiduciary duties by allegedly agreeing to sell the Company for inadequate consideration and allegedly engineering the Offer and the Merger to benefit themselves and/or the other defendants without regard for the Company’s public stockholders. Plaintiff further alleges that Parent and Purchaser aided and abetted such alleged breaches of fiduciary duty. Plaintiff seeks judicial action: (i) declaring the action is properly maintainable as a class action; (ii) temporarily and permanently enjoining consummation of the Offer and the Merger; (iii) to the extent the Offer and the Merger are consummated, rescinding the Offer and the Merger and awarding rescissory damages; (iv) awarding plaintiff costs, including reasonable experts’ and attorneys’ fees; and (v) granting such other relief as the court deems just and proper. The foregoing summary is qualified in its entirety by reference to the Sloan Complaint, which is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

On August 30, 2010, the Company and the members of the Company Board filed an answer in response to the Sloan Complaint.

On August 27, 2010, a putative stockholder class action complaint was filed against the Company and the individual members of the Company Board, the Wexford Parties, Parent and Purchaser in the Court of Chancery of the State of Delaware (the “Dobbs Complaint”). In the Dobbs Complaint, captioned Dobbs v. ICx Technologies, Inc., et al., C.A. No. 5769-VCL, plaintiff alleges, among other things, that the Company Board members breached their fiduciary duties by agreeing to and/or approving the Merger Agreement, the Offer, the Top-Up Option and the Merger. Plaintiff further alleges that Purchaser and Parent aided and abetted such alleged breaches of fiduciary duty. Plaintiff seeks judicial action: (i) declaring the action is properly maintainable as a class action; (ii) declaring that the members of the Company Board have breached their fiduciary duties, (iii) declaring that the Company and Parent have aided and abetted those breaches of fiduciary duties, (iv) enjoining consummation of the Tender Offer, Top-Up Option, and Merger, (v) declaring that the Top-Up Option may not be validly exercised under Delaware law or alternatively a declaration as to the interpretation, application, enforcement and validity of the Company’s and Parent’s agreement on the treatment of the Top-Up Shares in an appraisal proceeding as described in the Merger Agreement, (vi) awarding plaintiff and the class appropriate damages plus pre- and post-judgment interest, (vii) awarding plaintiff the cost and disbursements of the action, including reasonably attorneys’ and experts’ fees, and (viii) granting such other and further relief as the court may deem just and proper. The foregoing summary is qualified in its entirety by reference to the Dobbs Complaint, which is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

On August 30, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Parent and Purchaser in the Court of Chancery of the State of Delaware (the “Reust Complaint”). In the Reust Complaint, captioned Reust v. Cumming, et al., C.A. No. 5771-VCL, plaintiff alleges, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to engage in an honest and fair sale process and by failing to maximize value for the Company’s stockholders. Plaintiff further alleges that Parent and the Company aided and abetted such alleged breaches of fiduciary duty. Plaintiff seeks judicial action: (i) declaring the action is properly maintainable as a class action and certifying plaintiff as the class representative and his counsel as class counsel; (ii) temporarily and permanently enjoining the Offer; (iii) to the extent the Offer and the Merger are consummated, rescinding the transactions and awarding rescissory damages; (iv) directing that defendants account to plaintiff and the other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties; (v) awarding plaintiff costs, including reasonable attorneys’ and experts’ fees; and (vi) granting such other relief as the court deems just and proper. The foregoing summary is qualified in its entirety by reference to the Reust Complaint, which is filed as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

On September 1, 2010, the plaintiffs in the three actions in Delaware summarized above indicated that they intend to seek consolidation of those actions.

Other Litigation

On August 23, 2010, a putative stockholder class action complaint was filed against the Company and the individual members of the Company Board in the United States District Court for the Eastern District of Virginia (the “Jackrel Complaint”). In the Jackrel Complaint, captioned Jackrel v. ICx Technologies, Inc., et al., C.A. No. 1:10CV941, Plaintiff alleges, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to: (i) properly value the Company, (ii) take steps to maximize the value of the Company to its public stockholders and (iii) agreeing to terms in the Merger Agreement that favor Parent and themselves and deter alternative bids. Plaintiff further alleges that the Company aided and abetted the directors in their alleged breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) declaring that the Merger Agreement was entered into in breach of the directors’ fiduciary duties and is therefore unlawful and unenforceable, (ii) enjoining consummation of the Offer and the Merger unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for stockholders; (iii) to the extent already implemented, rescinding the Merger Agreement or any of its terms, including the “no solicitation” clause, the Top-Up Option, the termination fee and the Tender Agreement, (iv) enjoining consummation of the Offer and the Merger unless and until curative disclosures are made to the Company’s stockholders, (v) awarding costs and disbursements of the action, including reasonably attorneys’ and experts’ fees, and (vi) granting such other relief as the court deems just and proper. The foregoing summary is qualified in its entirety by reference to the Jackrel Complaint, which is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

(h) Financial Forecasts.

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates.

However, in connection with the due diligence review of the Company by certain of the parties participating in the Auction Process, the Company provided those parties with non-public internal financial forecasts regarding its anticipated future operations for the balance of the fiscal year ended December 31, 2010 and the four fiscal years ended December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014, respectively, copies of which were also provided to Stone Key. The forecasts identified above are referred to collectively as the “Internal Financial Forecasts.” Summaries of the Internal Financial Forecasts are set forth below.

The Internal Financial Forecasts were not prepared with a view toward public disclosure. Rather, the Internal Financial Forecasts were prepared by the Company’s management solely for internal management purposes, the interested parties’ review in connection with their due diligence investigations and Stone Key’s use in connection with its opinion regarding the Offer and the Merger. The Internal Financial Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by the Company’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the Internal Financial Forecasts would be realized, or that the assumptions upon which they are based will prove to be correct. Further, the Internal Financial Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The Company’s stockholders are cautioned not to place undue reliance on the Internal Financial Forecasts included in this Statement. The Internal Financial Forecasts are being included in this Statement not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to Parent and Stone Key.

The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecasted results not being achieved include, but are not limited to, the risks and uncertainties identified in the reports filed by the Company with the SEC (including the Company’s Form 10-K for the fiscal year ended December 31, 2009). The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Company has made publicly available its actual results of operations for the quarter and the six months ended June 30, 2010. You should review the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 to obtain this information.

Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Statement should not be regarded as an indication that Parent or Purchaser or their affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.

The Internal Financial Forecasts include non-GAAP financial measures, EBITDA and Adjusted EBITDA. The Company believes that EBITDA and Adjusted EBITDA provide important information about the operating trends of the Company. Adjusted EBITDA excludes from EBITDA certain non-cash expenses, such as stock-based compensation expense, that the Company does not believe are reflective of ongoing operating results. The Company uses Adjusted EBITDA to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. EBITDA and Adjusted EBITDA are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

For the purpose of the initial background and overview materials provided to the parties participating in the Auction Process, the Company prepared the Initial Forecast in February 2010, which was provided to Stone Key and all interested parties who executed nondisclosure agreements with the Company. At the end of May 2010, the Company updated the Initial Forecast to generate the Case A projections and provided the Case A projections to the interested parties remaining in the Auction Process. Case A was based on the following revisions to the Initial Forecast:

•	the shifting of J2 revenue budgeted for JUONS into 2011;

•	the shifting of the GBOSS order from the second to the third quarter of 2010;

•	the shifting of the Fido order from FMS Pakistan from the second into the third quarter of 2010; and

•	the shifting of other key identified pipeline opportunities from the second into the third and fourth quarters of 2010.

The Case B projections were provided to Parent and Stone Key and were prepared in August 2010 based on the potential impact of the following assumptions:

•	revised projected fiscal year 2010 sales and Adjusted EBITDA to $203.6 million and $16.1 million, respectively, growing to $306.3 million and $40.8 million by fiscal year 2014;

•	continued stretchouts in the Federal contracting arena;

•	budget cuts and delays relating to key military programs;

•	the pull back in the global war against terrorism;

•	the overall national and international recession;

•	state and local funding shortfalls;

•	slower uptake of new products, particularly in radiation area;

•	slower adoption of perimeter radar as a border security technology within the U.S.;

•	slow market penetration for SensiQ product because of pressures on the capital expenditures budgets;

•	the Company’s inability to capture large transportation programs because of state and local budget pressures and bonding capacity;

•	delays in achieving TSA qualified products list status for explosive detection products;

•	delays in TSA replacement cycles for explosive detection equipment;

•	potential losses or delays of large Cerberus orders under the MSC, BETTS-C, GBOSS programs;

•	a substantial slow down in J2 ramp up; and

•	a lower ramp up in operating leverage.

The Case C projections were also provided to Parent and Stone Key and were prepared in August 2010 based on the potential impact of the following assumptions:

•	revised projected fiscal year 2010 sales and Adjusted EBITDA to $228.1 million and $21.7 million, respectively, growing to $497.0 million and $98.2 million by fiscal year 2014 ;

•	an increase from current defense spending levels;

•	U.S. government prioritizing its focus and budget on fighting the global war against terrorism;

•	the global economy growing faster than currently forecasted;

•	the Company being awarded a contract with MSC and receiving 50% of the revenue and net profit potential associated with the contract; and

•	total cumulative incremental revenue and EBITDA impact in 2010E – 2014E of $61 million and $7 million, respectively, entirely driven by the assumed MSC contract award.

The Case B projections, while still subject to various risks, are, in the Company’s management’s view, the most likely case to be achieved and best represents the prospects for the Company’s business at this time. Based on its most recent analysis and review, the Company’s management has determined that the Case A projections and the substantially similar Case C projections are not credible at this time.

The following table sets forth a summary of the key items in the Internal Financial Forecasts:

	Projections Fiscal Year Ending December,
	2010	2011	2012	2013	2014	CAGR ‘10-’14
	(dollars in thousands)
Revenue
Initial Forecast	$226,103	$279,913	$342,700	$410,089	$482,033	20.8%
% Growth	23.2%	23.8%	22.4%	19.7%	17.5%
Case A	$219,902	$279,913	$342,700	$410,089	$482,033	21.7%
% Growth	19.9%	27.3%	22.4%	19.7%	17.5%
Case B	$203,600	$228,000	$253,100	$278,399	$306,300	10.7%
% Growth	11.0%	12.0%	11.0%	10.0%	10.0%
Case C	$228,103	$287,513	$357,700	$425,089	$497,033	21.5%
% Growth	24.4%	26.0%	24.4%	18.8%	16.9%

Adj. EBITDA
Initial Forecast	$21,675	$43,042	$66,155	$77,328	$94,577	44.5%
% Margin	9.6%	15.4%	19.3%	18.9%	19.6%
Case A	$27,101	$43,068	$66,188	$77,366	$94,621	36.7%
% Margin	12.3%	15.4%	19.3%	18.9%	19.6%
Case B	$16,106	$26,318	$30,724	$36,290	$40,819	26.2%
% Margin	7.9%	11.5%	12.1%	13.0%	13.3%
Case C	$21,663	$44,763	$69,733	$80,911	$98,166	45.9%
% Margin	9.5%	15.6%	19.5%	19.0%	19.8%

EBITDA
Initial Forecast	$19,033	$39,871	$62,350	$72,762	$89,098	47.1%
% Margin	8.4%	14.2%	18.2%	17.7%	18.5%
Case A	$24,766	$39,898	$62,383	$72,801	$89,142	37.7%
% Margin	11.3%	14.3%	18.2%	17.8%	18.5%
Case B	$13,771	$23,147	$26,920	$31,725	$35,341	26.6%
% Margin	6.8%	10.2%	10.6%	11.4%	11.5%
Case C	$19,328	$41,593	$65,928	$76,346	$92,687	48.0%
% Margin	8.5%	14.5%	18.4%	18.0%	18.6%

EBIT
Initial Forecast	$10,988	$32,549	$56,605	$66,912	$81,632	65.1%
% Margin	4.9%	11.6%	16.5%	16.3%	16.9%
Case A	$16,095	$32,751	$56,963	$67,576	$82,901	50.6%
% Margin	7.3%	11.7%	16.6%	16.5%	17.2%
Case B	$6,100	$16,000	$21,500	$26,500	$29,100	47.8%
% Margin	3.0%	7.0%	8.5%	9.5%	9.5%
Case C	$11,453	$34,417	$60,480	$71,092	$86,418	65.7%
% Margin	5.0%	12.0%	16.9%	16.7%	17.4%

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in, or incorporated by reference in, this Statement are forward-looking statements and are subject to a variety of risks. Forward-looking statements are all statements other than statements of historical facts, including but not limited to statements concerning the plans, intentions, expectations, projections, hopes, beliefs, objectives, goals and strategies of management. Forward-looking statements are not guarantees of future performance or events and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed, projected or implied by such forward-looking statements. Important risks, uncertainties and other factors include, but are not limited to: the satisfaction of closing conditions for the transaction; the possibility that the transaction will not be completed; demand for the Company’s products and services; the ability of the Company to successfully develop and expand its products, services, technologies and markets; the ability of the Company to effectively assimilate acquired businesses and achieve the anticipated benefits of its acquisitions; changes in U.S. government funding levels to purchase the Company’s products and services; the ability of the Company to sell its products to original equipment manufacturers, prime contractors and system integrators; seasonality; competition; the ability of the Company to develop innovative products; the ability of the Company to attract, retain and motivate key personnel; the ability of the Company to secure and maintain key contracts and relationships, including contracts with the U.S. government; general economic, market and business conditions, uncertainties; and other factors identified from time to time in the Company’s filings with the SEC. Accordingly, there can be no assurance that the results expressed, projected or implied by any forward-looking statements will be achieved, and readers are cautioned not to place undue reliance on any forward-looking statements. The forward-looking statements in this Statement speak only as of the date hereof and are based on the current plans, goals, objectives, strategies, intentions, expectations and assumptions of, and the information currently available to, management. The Company assumes no duty or obligation to update or revise any forward-looking statements for any reason, whether as the result of changes in expectations, new information, future events, conditions or circumstances or otherwise.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 3, 2010 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO of FLIR Systems, Inc. and Indicator Merger Sub, Inc. filed with the SEC on September 3, 2010).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO of FLIR Systems, Inc. and Indicator Merger Sub, Inc. filed with the SEC on September 3, 2010).

(a)(2)	Letter from Colin J. Cumming, the Company’s President and Chief Executive Officer, to Stockholders of the Company, dated September 3, 2010.

(a)(5)(A)	Opinion of Stone Key Partners LLC and Hudson Partners Securities LLC to the Board of Directors of ICx Technologies, Inc., dated August 15, 2010 (attached as Annex A hereto)

(a)(5)(B)	Press release issued by ICx Technologies, Inc. dated August 16, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on August 16, 2010 (File No. 001-33793)).

(a)(5)(C)	Complaint filed by Daniel Sloan, individually and on behalf of all others similarly situated, on August 18, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(D)	Complaint filed by Robert Dobbs, individually and on behalf of all others similarly situated, on August 27, 2010, in the Court of Chancery of the State of Delaware.

Exhibit No.	Description

(a)(5)(E)	Complaint filed by Dennis K. Reust, individually and on behalf of all others similarly situated, on August 30, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(F)	Complaint filed by Howard S. Jackrel, individually and on behalf of all others similarly situated, on August 23, 2010, in the United States District Court for the Eastern District of Virginia.

(e)(1)	Agreement and Plan of Merger, dated as of August 16, 2010, by and among ICx Technologies, Inc., FLIR Systems, Inc. and Indicator Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 16, 2010 (File No. 001-33793)).

(e)(2)	Tender and Support Agreement, dated as of August 16, 2010, by and among FLIR Systems, Inc., Indicator Merger Sub, Inc. DP1 LLC, Valentis SB, L.P., Wexford Spectrum Investors LLC, Wexford Catalyst Investors and Debello Investors LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 16, 2010 (File No. 001-33793)).

(e)(3)	Termination of Administrative Services Agreement, dated as of August 16, 2010, by and between ICx Technologies, Inc. and Wexford Capital LP. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on August 16, 2010 (File No. 001-33793)).

(e)(4)	Warrant Cancellation Agreement, dated as of August 16, 2010, by and between ICx Technologies, Inc. and Valentis SB L.P. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company with the SEC on August 16, 2010 (File No. 001-33793)).

(e)(5)	Nondisclosure Agreement, dated March 17, 2010, by and between ICx Technologies, Inc. and FLIR Systems, Inc.

Annex A Opinion of Stone Key Partners LLC and Hudson Partners Securities LLC, dated August 15, 2010.

Annex B The Information Statement of the Company dated as of September 3, 2010.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ICX TECHNOLOGIES, INC.

By:	/S/ COLIN J. CUMMING
Name:	Colin J. Cumming
Title:	Chief Executive Officer

Dated: September 3, 2010

Annex A

2 Sound View Drive – 2nd Floor
Greenwich, CT 06830
(203) 930-3700 MAIN
(203) 930-3799 FAX

August 15, 2010

The Board of Directors

ICx Technologies, Inc.

2100 Crystal Drive, Suite 650

Arlington, Virginia 22202

Ladies and Gentlemen:

We understand that ICx Technologies, Inc. (“ICx”) and FLIR Systems, Inc. (“FLIR”) intend to enter into an Agreement and Plan of Merger to be dated as of August 16, 2010 (the “Agreement”), pursuant to which Indicator Merger Sub, Inc., a wholly owned subsidiary of FLIR (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of ICx (“ICx Common Stock”) for $7.55 per share, net to the seller in cash (the “Consideration to be Received”), upon the terms and subject to the conditions set forth in the Agreement. Following consummation of the Tender Offer, Merger Sub will be merged with and into ICx (the “Merger” and, together with the Tender Offer, the “Transaction”), on the terms and subject to the conditions set forth in the Agreement, with ICx surviving the Merger as a wholly owned subsidiary of FLIR. Subject to certain limitations set forth in the Agreement, at the effective time of the Merger, each share of ICx Common Stock that is not tendered and accepted pursuant to the Tender Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Consideration to be Received. As a condition to FLIR’s and Merger Sub’s willingness to enter into the Agreement, simultaneously with the execution of the Agreement, (i) certain stockholders of ICx intend to enter into a tender and support agreement with FLIR and Merger Sub (the “Tender Agreement”), pursuant to which each such stockholder agrees to tender its shares of ICx Common Stock in the Tender Offer and (ii) the holder of a warrant to purchase 127,250 shares of ICx Common Stock will enter into a warrant cancellation agreement, pursuant to which such holder’s warrant will be cancelled as of the effective time of the Merger in exchange for the right to receive from ICx cash, without interest, in an amount equal to (A) the number of shares subject to the warrant multiplied by the Consideration to be Received minus (B) the number of shares subject to the warrant multiplied by the per share exercise price of the warrant, subject to any applicable withholding of taxes (together with the Tender Agreement and the Agreement, the “Transaction Documentation”). You have provided us with a copy of the Transaction Documentation in substantially final form.

You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the stockholders of ICx.

In the course of performing our reviews and analyses for rendering this opinion, we have:

•	reviewed drafts (dated August 15, 2010) of the Transaction Documentation;

•

reviewed ICx’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2007, 2008 and 2009, its Quarterly Report on Form 10-Q for the period ended March 31, 2010, a draft of its Quarterly Report on Form 10-Q for the period ended June 30, 2010 and its Current Reports on Form 8-K filed since December 31, 2009;

Securities Services offered through Hudson Partners Securities LLC, Member of FINRA, SIPC

The Board of Directors

ICx Technologies, Inc.

August 15, 2010

•

reviewed certain operating and financial information relating to ICx’s business and prospects, including projections for the five years ending December 31, 2014, all as prepared and provided to us by ICx’s management;

•	met with certain members of ICx’s senior management to discuss ICx’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volume of the ICx Common Stock;

•	reviewed certain publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to ICx;

•	reviewed the terms of certain relevant mergers and acquisitions involving companies which we deemed generally comparable to ICx;

•	performed discounted cash flow analyses based on the “Case A” projections and the “Case B” projections (the “Case B Projections”) for ICx furnished to us by ICx; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by ICx or obtained by us from public sources, including, without limitation, the projections referred to above. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections; we express no view or opinion as to such projections and the assumptions upon which they are based; and we have further relied upon the assurances of the senior management of ICx that they are unaware of any facts that would make the information and projections incomplete or misleading. We have been directed by senior management of ICx to base our analyses on the Case B Projections. With respect to the Case B Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of ICx as to the expected future performance of ICx.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of ICx, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with ICx, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on ICx. Moreover, as you are aware, the credit, financial and stock markets are experiencing unusual volatility; we express no opinion or view as to the effects of such volatility on the Transaction or the parties thereto. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by ICx and its advisors with respect to such issues.

We do not express any opinion as to the price or range of prices at which the ICx Common Stock may trade subsequent to the announcement of the Transaction.

We have acted as a financial advisor to ICx in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation

The Board of Directors

ICx Technologies, Inc.

August 15, 2010

of the Transaction. A portion of our compensation is payable upon delivery of this letter and will be credited against the fee payable upon consummation of the Transaction. In addition, ICx has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Stone Key Partners LLC and Hudson Partners Securities LLC (together, “Stone Key”) may seek to provide FLIR and its affiliates with certain investment banking and other services unrelated to the Transaction in the future.

It is understood that this letter is intended for the benefit and use of the Board of Directors of ICx in connection with its consideration of the Transaction. This letter and our opinion are not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy or information statement to be distributed to the holders of ICx Common Stock in connection with the Transaction. This letter and our opinion do not constitute a recommendation to the Board of Directors of ICx in connection with the Transaction, nor do this letter and our opinion constitute a recommendation to any holders of ICx Common Stock as to whether to tender any such shares pursuant to the Tender Offer and/or how to vote in connection with the Merger. Our opinion does not address ICx’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for ICx or the effects of any other transaction in which ICx might engage. In addition, we express no view or opinion with respect to the merits of the Transaction to any holder of ICx equity relative to any other holder of ICx equity or as to the fairness of the Transaction, from a financial point of view, to FLIR, Merger Sub and their respective affiliates. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of ICx’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be Received.

Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Stone Key. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

The Board of Directors

ICx Technologies, Inc.

August 15, 2010

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the stockholders of ICx.

Very truly yours,

STONE KEY PARTNERS LLC

By:	/s/ Michael J. Urfirer
Co-Chairman & Co-Chief Executive Officer

HUDSON PARTNERS SECURITIES LLC

By:	/s/ Michael J. Urfirer
Senior Managing Director

Annex B

ICX TECHNOLOGIES, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about September 3, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $.001 per share (the “Shares”), of ICx Technologies, Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to the cash tender offer by Indicator Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of FLIR Systems, Inc. an Oregon corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated September 3, 2010 (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $7.55 per share, net in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Company Board. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of August 16, 2010 (the “Merger Agreement”), by and among the Company, Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth on the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees, as defined below, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the stockholders of the Company. Each share has one vote. As of September 1, 2010, there were 34,987,461 Shares issued and outstanding. The outstanding Share number does not include any Shares issuable upon exercise of warrants, options to purchase Shares or restricted stock units. Also as of September 1, 2010 there were approximately 1,903,547 Shares issuable upon the exercise of vested options and warrants.

BACKGROUND INFORMATION

On August 16, 2010, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, in relevant part, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and retired and will cease to exist and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $7.55 (or any other per Share price paid in the Offer) net in cash without interest, less any required withholding taxes.

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

The Merger Agreement provides that, promptly upon the payment by Purchaser for Shares pursuant to the Offer representing a number of Shares which together with any other Shares beneficially owned by Parent or its affiliates constitute a majority of the Shares outstanding on a fully-diluted basis on the date of purchase, and from time to time thereafter, Parent will be entitled to designate such a number of directors (the “Designees”), rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or their affiliates at such time (including Shares so accepted for payment and any Top-Up Shares) bears to the total number of Shares then outstanding; provided, however, that Parent will be entitled to designate at least a majority of the directors on the Company Board (as long as Parent and its affiliates beneficially own at least a majority of the Shares). The Company will, upon request of Parent and subject to the terms of the Company’s certificate of incorporation and bylaws, promptly take all actions necessary to cause the Designees to be so elected or appointed, including, without limitation, increasing the size of the Company Board and/or seeking the resignations of one ore more incumbent directors. At such times, subject to the provisions of the Merger Agreement described in the following paragraph and applicable law and regulations and rules of the NASDAQ Global Markets, Inc. (“NASDAQ”), the Company will cause individuals designated by Parent to constitute such number of members of each committee of the Company Board, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Company Board, other than any committee of the Company Board established to take action under the Merger Agreement which committee will be composed only of Continuing Directors (as defined below).

The Company’s obligations to appoint the Designees to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company is obligated to promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under these provisions of the Merger Agreement, including mailing to stockholders together with the Schedule 14D-9 the information required under Section 14(f) and Rule 14f-1 as is necessary to enable the Designees to be elected to the Company Board. Parent is to supply to the Company, and is to be solely responsible for, any information with respect to itself and its officers, directors and affiliates to the extent required by Section 14(f) and Rule 14f-1.

In the event that Designees are elected or appointed to the Company Board, until the Effective Time, the Company shall cause the Company Board to maintain at least three directors who are members of the Company Board on the date of the Merger Agreement and who are not officers of the Company and who are independent directors for purposes of the continued listing requirements of NASDAQ (the “Continuing Directors”); provided, however, that, if the number of Continuing Directors is reduced below three for any reason, the remaining

Continuing Directors shall be entitled to elect or designate a person to fill such vacancy who shall be deemed to be a Continuing Director for purposes of the Merger Agreement or, if no Continuing Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, employees, stockholders or Affiliates of the Company, Parent or Purchaser, and such persons shall be deemed to be Continuing Directors for purposes of the Merger Agreement.

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees, but they will be selected from the list of potential Designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at east the past five years for each Potential Designee. The current business address of each person is 27700 SW Parkway Avenue, Wilsonville, Oregon 97070 and the current phone number of each person is (503) 498-3547. Unless otherwise indicated, each such person is a citizen of the United States of America.

Earl R. Lewis, 66, Chairman of the Board of Directors, President and Chief Executive Officer of Parent; Director of Purchaser. Mr. Lewis has served as Chairman, President and Chief Executive Officer of Parent since November 1, 2000. Mr. Lewis was initially elected to the Board of Directors of Parent in June 1999 in connection with the acquisition of Spectra Physics AB by Thermo Instrument Systems, Inc. Prior to joining Parent, Mr. Lewis served in various capacities at Thermo Instrument Systems, Inc., with his last role as President and Chief Executive Officer. Mr. Lewis is a member of the Board of Directors of Harvard BioScience, NxStage Medical, Inc. and American DG Energy, Inc. Mr. Lewis is a Trustee of Clarkson University and New Hampton School. Mr. Lewis holds a B.S. from Clarkson College of Technology and has attended post-graduate programs at the University of Buffalo, Northeastern University and Harvard University. Mr. Lewis has a Professional Director Certification, earned through an extended series of director education programs sponsored by the Corporate Directors Group, an accredited organization of RiskMetrics ISS.

William A. Sundermeier, 46, President, Government Systems Division of Parent; Director and President of Purchaser. Mr. Sundermeier has been serving as the President of Parent’s Government Systems Division since April of 2006. Mr. Sundermeier joined Parent in 1994 as Product Marketing Manager for Thermography Products and was appointed Director of Product Marketing for commercial and government products in 1995. In 1999, Mr. Sundermeier was appointed Senior Vice President for Product Strategy, focused on the integration of newly acquired companies. In September 2000, Mr. Sundermeier was appointed Senior Vice President and General Manager, Portland Operations. In April 2004, he was appointed Co-President of the Imaging Division. Prior to joining Parent, Mr. Sundermeier was a founder of Quality Check Software, Ltd. in 1993. Mr. Sundermeier received his B.S. in Computer Science from Oregon State University.

William W. Davis, 53, Senior Vice President, General Counsel and Secretary of Parent; Director and Secretary of Purchaser. Mr. Davis joined Parent in July 2007 as Senior Vice President, General Counsel & Secretary. Prior to joining Parent, from 2005 to 2007, Mr. Davis served as Deputy General Counsel of Brunswick Corporation, a global manufacturer and marketer of recreation products. From 1999 to 2005, he was employed in various capacities with General Dynamics Corporation, a provider of aerospace and combat, marine and information systems products and services, including Vice President and General Counsel of its Land Systems and Armament and Technical Products subsidiaries. From 1990 to 1992 and 1993 to 1999, Mr. Davis practiced law, most recently as a partner in the firm of Katten, Muchin & Zavis. From 1992 to 1993, Mr. Davis served as a law clerk to the Honorable Edward Carnes of the United States Court of Appeals for the Eleventh Circuit. Mr. Davis received his B.S. with distinction from the United States Naval Academy and his J.D. from the University of Chicago Law School. Following graduation from the Naval Academy, Mr. Davis served as an officer in the United States Marine Corps and Marine Corps Reserve.

Anthony L. Trunzo, 46, Senior Vice President, Finance and Chief Financial Officer of Parent; Chief Financial Officer of Purchaser. Mr. Trunzo has served as Senior Vice President, Finance and Chief Financial Officer of Parent since June 1, 2010. Mr. Trunzo joined Parent in August 2003 as Senior Vice President, Corporate Strategy and Development. From 1996 until joining Parent, Mr. Trunzo was Managing Director in the Investment Banking Group at Banc of America Securities, LLC. From 1986 to 1996, he held various positions at PNC Financial Services Group, Inc. Mr. Trunzo holds a B.A. in Economics from the Catholic University of America and an MBA with a concentration in Finance from the University of Pittsburgh.

Sean Jordan, 48, Vice President, Finance, Government Systems Division of Parent. Mr. Jordan has been serving as Vice President, Finance, Government Systems Division of Parent since March 2007. Mr. Jordan joined Parent in 2003 as Director of Internal Audit. Prior to joining Parent, Mr. Jordan, served in various senior executive positions with High Technology Solutions, a defense engineering firm in San Diego, California, including Chief Financial Officer, Controller and Vice President, Operations of its EyeVelocity subsidiary. He has held various other financial management positions within the U.S. defense industry at Litton Industries and as a member of KPMG’s National Government Contract Practice. Mr. Jordan is a licensed Certified Public Accountant and holds a B.S. in Business Administration, with emphasis in Accounting from Clarion University of Pennsylvania.

CURRENT COMPANY BOARD

The size of the Company Board is currently set at nine Directors, elected each year at the annual meeting. Two of the nine Directors’ seats are currently vacant.

NAME	AGE	POSITION(S)
Executive Officer Directors:
Hans C. Kobler	44	Executive Chairman of the Board, Director
Colin J. Cumming	57	President and Chief Executive Officer, Director

Non-Employee Directors:
E. Spencer Abraham	57	Director
Rodney E. Slater	55	Director
Joseph M. Jacobs	57	Director
Robert A. Maginn, Jr.	53	Director
Mark L. Plaumann	54	Director

Hans C. Kobler, Executive Chairman of the Board, Director. Hans Kobler is a co-founder and served as the Company’s President and Chief Executive Officer and as a member of the Company Board from the Company’s inception through April 17, 2009, at which time he became the Company’s Executive Chairman. Mr. Kobler also is a founding partner of Digital Power Capital LLC, a private equity firm, and has served as its Chief Executive Officer since 2001. From 1998 to 2001, Mr. Kobler headed General Electric’s Energy Technology Investment Group, a joint effort by GE Equity and GE Structured Finance. From 1997 to 1998, Mr. Kobler served as Chief Quality Officer of GE Equity, heading its strategic investment initiative and overseeing the development of advanced underwriting methodologies. From 1992 to 1997, Mr. Kobler was a consultant with Bain & Company in its Boston, Munich and Sydney offices, where he was a member of the Buyout practice group. Mr. Kobler holds a Masters degree in Aerospace Engineering from the Technical University of Munich, an M.B.A. from the University of Texas at Austin and has attended INSEAD’s M.B.A. (SS) program. Mr. Kobler brings to the Board extensive experience in the technology industry as well as a deep knowledge of business development. His time as CEO of Digital Power Capital LLC provides him with valuable management expertise that allows him to serve as the Company’s Executive Chairman. Additionally, Mr. Kobler’s time spent as the President and CEO of the Company gives him a deep understanding of the Company’s business, operations, employees, opportunities and risks faced by the Company and management’s strategy and plans for accomplishing the Company’s goals.

Colin J. Cumming, President and Chief Executive Officer, Director. Colin Cumming has served as the Company’s President and Chief Executive Officer since April 17, 2009. Mr. Cumming served as the Company’s Chief Technology Officer since 2006 and has been the Company’s President of the Detection Division and a member of the Company Board since 2005. Mr. Cumming also serves as President and Chief Executive Officer of Nomadics, Inc. (“Nomadics”), the Company’s wholly owned subsidiary, a position he has held since he co-founded Nomadics in 1994. From 1985 to 1994, Mr. Cumming served as Vice President of Engineering at Frontier Engineering. Mr. Cumming received a B.S. and an M.S. in Electrical Engineering from Oklahoma State University. He has been awarded five patents and has written numerous publications on explosives detection. Mr. Cumming’s extended employment with Nomadics provides the Board with a deep understanding of the industry and the Company’s business, operations, employees, opportunities and risks faced by the Company and management’s strategy and plans for accomplishing the Company’s goals.

Secretary E. Spencer Abraham, Director. Spencer Abraham has served as a member of the Company Board since July 2006. Secretary Abraham founded The Abraham Group LLP, an international strategic consulting firm, in 2005 and he has served as its Chairman and Chief Executive Officer since inception. Since 2005, Secretary Abraham has been a distinguished visiting fellow at the Hoover Institution, a public policy research center headquartered at Stanford University devoted to the study of politics, economics and political economy as well as international affairs. Secretary Abraham served as Secretary of the Department of Energy from January 2001 until he resigned in November 2004. Prior to becoming Energy Secretary, Secretary Abraham represented Michigan in the United States Senate from 1995 to 2001 where he served on the Budget, Commerce, Science and Transportation, Judiciary and Small Business Committees. Before his election to the Senate, Secretary Abraham served as co-chairman of the National Republican Congressional Committee from 1991 to 1993. He holds a J.D. from Harvard Law School. Secretary Abraham also serves as the non-executive chairman of AREVA, Inc., the U.S. subsidiary of the French-owned nuclear company and serves on the board of Occidental Petroleum and the boards or advisory committees of several private companies. Secretary Abraham is a trustee of the Churchill Center. As a former U.S. Senator and former U.S. Secretary of Energy, Secretary Abraham provides the Board unique insight into public policy and international issues. In addition, Secretary Abraham is a Harvard-trained attorney who, while directing the Energy Department, oversaw a budget of nearly $24 billion (FY 2005) and was responsible for the management of senior department personnel. Secretary Abraham’s legal training, and his government service managing complex policy, personnel and strategic issues provide the Company with exceptional knowledge and perspective in areas including government relations, health, environment and safety, strategy and policy, personnel management and community relations.

Secretary Rodney E. Slater, Director. Rodney Slater has served as a member of the Company Board since July 2006. Secretary Slater is currently a partner in the Transportation and Infrastructure group at Patton Boggs LLP, where he has been a member since 2001. Secretary Slater served under President Clinton as the 13th Secretary of the Department of Transportation from 1997 to 2001. Before becoming Secretary, Mr. Slater was Administrator of the Federal Highway Administration from 1992 to 1997. From 1987 to 1992, he was a member of the Arkansas State Highway Commission where he attained the position of chairman. Secretary Slater graduated from Eastern Michigan University and earned a law degree at the University of Arkansas. Additionally, he received an Honorary Doctorate from Howard University in 1999. Mr. Slater’s previous experience provides the Board with profound knowledge of the transportation industry. Additionally, his legal training and government experience provide the Company with valuable perspective in government relations, contracts, strategy and policy.

Joseph M. Jacobs, Director. Joseph Jacobs has served as a member of the Company Board since 2003. Mr. Jacobs is the President of Wexford Capital LP (“Wexford”), an SEC registered investment advisor that he co-founded in 1994. From 1982 to 1994, Mr. Jacobs was employed by Bear Stearns & Co., Inc., where he attained the position of Senior Managing Director. From 1979 to 1982, he was employed as a commercial lending officer at Citibank, N.A. Mr. Jacobs has served on the boards and creditors’ committees of a number of public and private companies in which Wexford has held investments. Mr. Jacobs holds an M.B.A. from Harvard Business School and a B.S. in Economics from the Wharton School of the University of Pennsylvania. The Company Board benefits from Mr. Jacobs’ significant service on the Boards of other public and private companies, which provides a thorough understanding of Board roles and responsibilities and widespread knowledge of various industries, businesses, operations, opportunities and risks. Mr. Jacobs’ current position as President of Wexford also provides a comprehensive knowledge of management strategy and policy.

Robert A. Maginn, Jr., Director. Bob Maginn has served as one of the Company’s Directors since 2006. He currently serves as Chief Executive Officer and Chairman of Jenzabar, Inc. (Jenzabar), a provider of software and services for higher education. Mr. Maginn joined Jenzabar’s Board of Directors in 1998 and became their Chief Executive Officer in March 2001. Prior to his tenure at Jenzabar, Mr. Maginn worked for over seventeen years at Bain & Company, where he attained the position of Senior Partner and Director. He holds an M.B.A. and an M.A. in Government from Harvard University. Mr. Maginn’s current position as CEO and Chairman of Jenzabar presents the Board with ample expertise in the software industry and knowledge of management strategy and policy, as well as a solid understanding of Board roles and responsibilities. Mr. Maginn’s educational background also provides insight into government policy and relations.

Mark L. Plaumann, Director. Mark Plaumann has served as a member of the Company Board since 2006. He is currently a Managing Member of Greyhawke Capital Advisors LLC (Greyhawke), which he co-founded in 1998. Prior to founding Greyhawke, Mr. Plaumann was a Senior Vice President of Wexford, which indirectly holds over ten percent of the outstanding Shares. Mr. Plaumann was formerly a Managing Director of Alvarez & Marsal, Inc. and the President of American Healthcare Management, Inc. He also earned the position of Senior Manager at Ernst & Young LLP. Mr. Plaumann has served on the Board of Directors of Republic Airways Holdings, Inc., an airline holding company, since 2002. Mr. Plaumann holds an M.B.A. and a B.A. in Business from University of Central Florida. Mr. Plaumann brings to the Board significant financial and audit expertise. Mr. Plaumann’s service on the Boards of other public companies, including previous experience as chairman of the Audit Committee, gives him a clear understanding of his role and responsibilities on the Company Board. Additionally, Mr. Plaumann has prior experience working with the majority stockholder of companies such as the Company.

CORPORATE GOVERNANCE

THE COMPANY BOARD

Independence

As required under NASDAQ listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the Company Board. The Company Board periodically consults with the Company’s General Counsel as well as the Company’s outside legal counsel to ensure that the Company Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions between each director, or any of his or her family members, and the Company, the Company’s executive officers and the Company’s independent auditors, the Company Board affirmatively has determined that all of the Company’s directors are independent directors within the meaning of the applicable NASDAQ listing standards, except Colin J. Cumming, President and Chief Executive Officer, and Hans C. Kobler, Executive Chairman of the Board.

Meeting

The Company Board held six meetings during 2009. During 2009, each incumbent director attended at least 75% of the total number of meetings of the Company Board and the total number of meetings of each committee on which he served. The Company Board has not established a policy with regard to attendance at annual meetings of stockholders. Two directors attended the Company’s 2009 annual stockholders meeting.

Communications with Directors

Stockholders and other parties interested in communicating with the Company Board or with any individual member or members of the Company Board may do so by writing to the attention of the Corporate Secretary, ICx Technologies, Inc., 1024 S. Innovation Way, Stillwater, Oklahoma 74074. Any matter intended for the Company Board, or for any individual member or members of the Company Board, should be directed to the address noted above, with a request to forward the communication to the intended recipient or recipients. In general, any stockholder communication delivered to the Corporate Secretary for forwarding to the Company Board or specified member or members will be forwarded in accordance with the stockholder’s instructions. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Committees of the Company Board

The Company Board has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates pursuant to a written charter, which is reviewed annually. The charter of each committee may be viewed online at www.icxt.com. The performance of each committee is subject to annual review. Each committee may obtain advice and assistance from internal or external legal, accounting and other advisors.

The Company Board has determined that Mr. Plaumann qualifies as an “audit committee financial expert” as defined under the Exchange Act and the applicable rules of the NASDAQ Global Market. In making its determination, the Company Board considered the nature and scope of the experiences and responsibilities Mr. Plaumann has previously had with reporting companies.

Audit Committee. The current members of the Company’s Audit Committee are Mr. Plaumann, Secretary Abraham and Mr. Maginn, each of whom is a non-employee member of the Company Board. Mr. Plaumann serves as Chairman of the Company’s Audit Committee. The Audit Committee met six times in 2009. The

Company Board has determined that each member of the Company’s Audit Committee meets the requirements for financial literacy and that each member is “independent” for Audit Committee purposes under the applicable rules of the NASDAQ and the Exchange Act. The Audit Committee’s responsibilities include, but are not limited to:

•	reviewing on a continuing basis the adequacy and effectiveness of the Company’s system of internal controls and procedures for financial reporting;

•	appointing, compensating, retaining and overseeing the work of the Company’s independent auditor, including resolving disagreements between management and the Company’s independent auditor;

•	pre-approving auditing and permissible non-audit services to be provided by the Company’s independent auditor;

•

reviewing and providing guidance with respect to the external audit and the independence of the Company’s outside auditor, including reviewing the independent auditors’ proposed audit scope, approach and independence and reports submitted to the audit committee by the independent auditors in accordance with the applicable requirements of the Exchange Act and requirements under the Sarbanes-Oxley Act of 2002;

•	reviewing and discussing with management and the independent auditors the Company’s annual and quarterly financial statements and related disclosures;

•	reviewing, approving and monitoring the Company’s code of ethics as it applies to the Company’s senior financial officers;

•	providing oversight and review of the Company’s risk management policies, information technology and management information systems;

•	reviewing and approving in advance any related-party transactions;

•	establishing procedures for the receipt and retention of accounting-related complaints and concerns; and

•	acting as a “Qualified legal Compliance Committee,” as defined by the applicable rules of the SEC.

Compensation Committee. The current members of the Company’s Compensation Committee are Secretary Abraham, Secretary Slater and Mr. Maginn. Secretary Abraham serves as Chairman of the Compensation Committee. The Compensation Committee met one time in 2009. The Company Board has determined that each member meets the requirements for independence under the requirements of the NASDAQ and that each is a non-employee director and an outside director, as such terms are defined under Rule 16b-3 promulgated under Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code, respectively. The charter for the Compensation Committee, which is available at www.icxt.com, provides that if a member of the Compensation Committee is not or ceases to be a non-employee director or an outside director, as the case may be, the member shall recuse himself or herself from the determination of awards made by the committee intended to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 or awards intended to be qualified performance-based compensation under Section 162(m), as the case may be. In the event of any recusal for any of those reasons, the remaining members of the Compensation Committee would constitute “the Compensation Committee” for the action in question for purposes of the Compensation Committee charter and any applicable plan administered by the Compensation Committee, provided that the Compensation Committee as so constituted for such action shall have at least two members. The Compensation Committee’s responsibilities include, but are not limited to:

•

determining or making recommendations to the Company Board regarding the compensation of the Company’s Chief Executive Officer, the Company’s other officers and certain employees designated by the Company Board;

•	reviewing and approving the Company’s executive compensation plans, programs and policies generally, including any incentive-compensation plans and equity-based plans;

•	reviewing and making recommendations to the Company Board regarding general compensation goals for the Company’s employees and the criteria for determining bonuses and equity compensation; and

•	administering the Company’s equity compensation plans within the authority delegated by the Company Board.

Our Chief Executive Officer has ultimate responsibility for the Company’s human resources policies. In this capacity, the Company’s Chief Executive Officer participates in the development of certain executive compensation programs, particularly with respect to annual incentive bonuses, stock options and equity awards. Once formulated, these programs are reviewed by the Company’s Chief Executive Officer and other executive officers whose input may be sought from time to time. These proposed programs are then submitted to the Compensation Committee and the Company Board for review and approval. While the Company’s Chief Executive Officer and Chief Financial Officer may be asked to provide information, develop compensation programs and provide recommendations to the Company Board, the Compensation Committee and the Company Board exercise final authority with respect to executive compensation matters and consider and approve all executive compensation awards. The Company’s management and administrative staff are responsible for the implementation, execution and operation of the Company’s compensation programs, as directed by the Company’s Chief Executive Officer and Company Board.

The Compensation Committee may form and delegate its authority to subcommittees or the chairperson of the Compensation Committee when it deems appropriate and in the best interests of the Company, provided that such delegation is not in violation of applicable law or the rules and regulations applicable to companies with securities quoted on the NASDAQ Stock Market.

Nominating and Corporate Governance Committee. The current members of the Company’s Nominating and Corporate Governance Committee are Secretary Slater, Secretary Abraham and Mr. Maginn. Mr. Maginn serves as Chairman of the committee. The Nominating and Corporate Governance Committee met one time in 2009. The Company Board has determined that each member meets the requirements for independence under the requirements of the NASDAQ Stock Market. The Nominating and Corporate Governance Committee’s responsibilities include, but are not limited to:

•	reviewing annually the principles of corporate governance approved by the Company Board to ensure they remain relevant and that they are being complied with;

•

determining the criteria for qualification and selection of directors for election to the Company Board, including developing and updating a long-term plan of the composition and size of the Company Board and identifying and evaluating possible director candidates against such criteria;

•	overseeing the evaluation of the Company Board, including, if necessary, recommending remedial action or termination of membership of individual directors;

•

reviewing periodically the charter and composition of each committee of the Company Board and making recommendations to the Company Board with respect to any changes to such charters or committee composition; and

•	reviewing and monitoring the Company’s code of ethics and actual or potential conflicts of interest of members of the Company Board and officers.

In considering possible candidates for election as a director, the Nominating and Corporate Governance Committee is guided by the principles that each director should be an individual of high character and integrity and have:

•	independence;

•	wisdom;

•	an understanding and general acceptance of the Company’s corporate philosophies;

•	business or professional knowledge and experience that can bear on the Company’s challenges and deliberations and those of the Company Board;

•	a proven record of accomplishment with an excellent organization;

•	an inquiring mind;

•	a willingness to speak one’s mind;

•	an ability to challenge and stimulate management; and

•	a willingness to commit time and energy to the Company’s business affairs.

The Nominating and Corporate Governance Committee does not have a formal policy with regard to considering diversity in its identification of director candidates; however, the Nominating and Corporate Governance Committee does consider diversity in its identification of director candidates. Diversity in business and professional experience, education, and background benefits the Company by increasing the range of skills and perspectives available to the Company Board. Members will be selected without regard to race, gender, religious belief, ancestry, national origin or disability. The Company Board believes that adherence to these principles will provide an environment and practices that will yield the best return for the Company’s stockholders.

Director Compensation

The table below summarizes the compensation paid by the Company to its non-employee directors during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)(2)		Total ($)
Joseph M. Jacobs	$—	$3,399	(3)	$3,399
Mark L. Plaumann	50,000	10,196	(5)	60,196
Robert A. Maginn, Jr.	35,000	6,710	(6)	41,710
E. Spencer Abraham	75,000	20,392	(7)	95,392
Rodney E. Slater	40,000	13,420	(8)	53,420

(1)	Amount reflects the aggregate fair market value of the awards on the grant date in accordance with FASB ASC Topic 718. The assumptions made in determining this value are described in Note 8 to the Company’s Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended December 31, 2009.
(2)	Includes the incremental fair value of the options received pursuant to the option exchange offer, which closed on September 8, 2009, computed in accordance with FASB ASC Topic 718.
(3)	Mr. Jacobs assigned his options to Wexford. As of December 31, 2009, Wexford, as the assignee of Mr. Jacobs, had the following options outstanding: 1,500 options with an exercise price of $5.05; 1,366 options with an exercise price of $5.36. All outstanding options are exercisable.
(4)	Mr. Plaumann assigned his board fees to Greyhawke Capital Advisors LLC.
(5)	Mr. Plaumann assigned his options to Greyhawke Capital Advisors LLC. As of December 31, 2009, Mr. Plaumann has the following options outstanding: 4,500 options with an exercise price of $5.05; 4,099 options with an exercise price of $5.36. All outstanding options are exercisable.
(6)	As of December 31, 2009, Mr. Maginn has the following options outstanding: 3,000 options with an exercise price of $5.05; 2,894 options with an exercise price of $5.44. All outstanding options are exercisable.
(7)	As of December 31, 2009, Mr. Abraham has the following options outstanding: 9,000 options with an exercise price of $5.05; 8,200 options with an exercise price of $5.36. All outstanding options are exercisable.
(8)	As of December 31, 2009, Mr. Slater has the following options outstanding: 6,000 options with an exercise price of $5.05; 5,788 options with an exercise price of $5.44. All outstanding options are exercisable.

Members of the Company Board receive the following annual fees, in cash, for their services to be paid in equal increments throughout the year on a quarterly basis at the beginning of each quarter: Mr. Abraham: $75,000; Mr. Maginn: $35,000; Mr. Plaumann: $50,000; Mr. Slater: $40,000. As of the date of this Information Statement, the portion of the fees earned for the first three quarters of 2010 have been paid to the directors.

The Merger Agreement permits the Company to make cash payments to its nonemployee directors in lieu of options that otherwise would have been granted to them on March 1, 2010 as part of their annual compensation. In order to provide the cash compensation that the directors would have received based on a March 1, 2010 grant, the Company determined to multiply the number of options that would have normally been granted to each director on March 1, 2010 by the difference between the closing price of the Shares on March 1, 2010 and the Merger Consideration of $7.55 per Share. The closing price of the Shares on March 1, 2010 was $6.51, yielding a difference of $1.04. On August 15, 2010, the Company Board approved the award of cash payments in the following amounts in lieu of the number of options shown immediately following such amounts: E. Spencer Abraham: $9,360/9,000 Shares; Joseph M. Jacobs: $1,560/1,500 Shares; Robert A. Maginn, Jr.: $3,120/3,000 Shares; Mark L. Plaumann: $4,680/4,500 Shares and Rodney E. Slater: $6,240/6,000 Shares. Such payments were made on September 1, 2010.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee presently consists of E. Spencer Abraham, Rodney Slater and Robert A. Maginn, Jr. The Wexford affiliates DP1, LLC (“DP1”) and Valentis SB, L.P. (“Valentis”) directly hold more than five percent of the Shares. Joseph Jacobs, a member of the Company Board, is a managing member of Wexford, which is the manager or investment manager to DP1, Valentis, Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC (together, the “Wexford Entities”). Hans Kobler, the Company’s Executive Chairman of the Company Board, has an indirect ownership interest in DP1 and Valentis through an affiliate of DP1, but otherwise disclaims beneficial ownership of the Shares held by DP1. These ownership interests are described under the caption “Principal Stockholders.” Mr. Kobler serves on the investment advisory committee of Digital Power Capital, LLC, which is indirectly the Company’s largest stockholder and an affiliate of Wexford VI Advisors LLC, an affiliate of DP1 and Valentis. Mr. Kobler has a contractual relationship with certain Wexford Entities pursuant to which he will receive a payment to be determined based on the net profits realized by the Wexford Entities from certain investments made by them, including their investments in the Company. Mr. Kobler has neither investment nor voting authority over the Shares owned by the Wexford Entities.

Board Leadership Structure

Effective April 17, 2009, Mr. Kobler was appointed as the Company’s Executive Chairman of the Board and Mr. Cumming was appointed as the Company’s President and Chief Executive Officer. The Company Board believes that the separation of duties between the Executive Chairman position and the President and Chief Executive Officer position permits the effective and nimble management of the day-to-day operations of the Company by Mr. Cumming, while Mr. Kobler, a person who has previously served as the Company’s President and Chief Executive Officer, provides leadership as the Chairman of the Board as well as working with the President and Chief Executive Officer to develop and approve Board agendas, advising on the quality, quantity and timeliness of information provided by management to the Board, and acting as a liaison between the independent directors and management.

Company-Wide Risk Oversight

Our Company Board oversees a company-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental part of risk management is not only understanding the risks we face and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. A key element in the Company’s risk management approach is the implementation of a company-wide approval matrix, which guides management in determining the appropriate management level at which various risk factors are considered and decisions made. The involvement of the full Company Board in setting the Company’s business strategy is a key part of its assessment of management’s willingness to accept risk and a determination of what constitutes an appropriate level of risk for the Company.

While the Company Board has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. The Audit Committee Charter provides that one of the Audit Committee’s responsibilities and duties is compliance oversight, specifically to monitor the Company’s compliance with legal and regulatory requirements. In addition to evaluating and recommending the compensation of the Company’s executive officers, the Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with the Company’s business strategy, but does not create risks that are reasonably likely to have a material adverse affect on the Company. The Nominating and Corporate Governance Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by reviewing corporate governance issues that may be brought before the Board, by exercising oversight over the Company’s Code of Business Ethics and Conduct, by recommending qualified individuals for nomination as directors and reviewing their performance, and by reviewing applicable laws and regulations related to corporate governance matters. The Board is kept abreast of its Committees’ risk oversight and other activities via reports of the Executive Chairman to the full Board. These reports are presented at regular Board meetings and include discussions of Committee agenda topics, including matters involving risk oversight. In addition, members of management who supervise the day-to-day risk management responsibilities report directly to the Board as a whole and to the Committees if requested. The Board considers specific risk topics, including risks associated with the Company’s strategic plan, the Company’s capital structure and its development activities. In addition, the Board receives regular reports from the members of the Company’s senior management team—which consists of the heads of the Company’s principal business and corporate functions—that include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with every regular Board meeting and are discussed, as necessary.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, officers, and beneficial owners of more than 10% of a registered class of the Company’s equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are also required to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company’s review of the copies of such reports it received, or written representations from certain reporting persons that they filed all required reports, we believe that all of the Company’s officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year 2009 with the exception of the following: Messrs. David Cullin, Colin J. Cumming, Dan Mongan, E. Spencer Abraham, Rodney E. Slater, Joseph M. Jacobs, Robert A. Maginn. Jr. and Mark L. Plaumann each filed one late Form 4 in 2009. Mr. Mongan is no longer with the Company and the Company has determined that, though still employed by the Company, Mr. Cullin no longer falls within the requirements of Section 16(a) of the Exchange Act.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning the Company’s non-director employee who currently serves as executive officers:

Deborah D. Mosier, 43, Chief Financial Officer. Ms. Mosier joined Nomadics as its Chief Financial Officer in 2005. She became the Company’s Chief Financial Officer in 2006. From 1995 to 2004, she served in various leadership positions, including as president, chief financial officer and director for TMS, Inc., a publicly held technology company that developed software and provided services to enable businesses to use document imaging to solve critical business issues. From 1989 to 1996, Ms. Mosier worked in the audit practice of KPMG LLP. Ms. Mosier is a graduate of Leadership Oklahoma, holds a B.S. from Oklahoma State University and is a Certified Public Accountant.

James H. Luby, 55, Vice President—Contracts and Legal. Mr. Luby joined ICx Nomadics, Inc., prior to it becoming Nomadics, as its Chief Operating Officer in 1997. He became the Company’s Vice President for Contracts and Legal in 2010. Mr. Luby continues to serve as the Chief Operating Officer of Nomadics and also serves as the sole director for each of the Company’s subsidiaries. Mr. Luby holds a J.D. from the University of Akron School of Law and a B.A. from Harvard University.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Principal Stockholders

The following table provides information about the beneficial ownership of the Shares as of September 1, 2010, by:

•	each person or entity known by the Company to own beneficially more than five percent of the Shares;

•	each of the Company’s current named executive officers;

•	each of the Company’s directors; and

•	all of the Company’s current executive officers and directors as a group.

All numbers representing options reflect the effect the Company’s option exchange offer which closed on September 8, 2009. For a full description of the option exchange offer, see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Outstanding	Right to Acquire	Total	Percent (1)
Entities affiliated with Wexford Capital LP (2) 411 W. Putnam Avenue Greenwich, CT 06830	21,483,222	130,116	21,613,338	61.8%

Hans C. Kobler (2)(3) 2100 Crystal Drive Suite 650 Arlington, VA 22202	21,499,756	568,000	22,067,756	62.1%

Colin J. Cumming (4) 1024 S. Innovation Way Stillwater, OK 74074	1,099,428	370,735	1,470,163	3.6%

Deborah D. Mosier (5) 1024 S. Innovation Way Stillwater, OK 74074	40,773	21,861	62,634	*

E. Spencer Abraham (6) 2100 Crystal Drive Suite 650 Arlington, VA 22202	3,750	17,200	20,950	*

Joseph M. Jacobs (2)(7) 411 W Putnam Avenue Greenwich, CT 06930	21,483,222	130,116	21,613,338	61.8%

Robert A. Maginn, Jr. (8) 2100 Crystal Drive Suite 650 Arlington, VA 22202	20,000	5,894	25,894	*

Mark L. Plaumann (9) 2100 Crystal Drive Suite 650 Arlington, VA 22202	—	8,599	8,599	*

Rodney E. Slater (10) 2100 Crystal Drive Suite 650 Arlington, VA 22202	—	11,788	11,788	*

James H. Luby (11) 2100 Crystal Drive Suite 650 Arlington, VA 22202	39,203	57,250	96,453	*

Directors and Executive Officers as a group (9 persons)	22,702,910	1,061,327	23,764,237	66.3%

*	Less than one percent.

(1)	In computing the percentage ownership interest of a person, Shares issuable upon the exercise of warrants or options that are exercisable or will be exercisable within 60 days of September 1, 2010 and Shares subject to restricted stock units that will vest within 60 days of September 1, 2010 are deemed outstanding with respect to such person, while such Shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. In computing the total percentage ownership interest of the directors and officers as a group, Shares issuable upon the exercise of warrants or options that are exercisable or will be exercisable within 60 days of September 1, 2010 and Shares subject to restricted stock units that will vest within 60 days of September 1, 2010 are deemed outstanding with respect to all such directors and officers. The percentage calculations are rounded to the nearest 0.1%.
(2)	The outstanding Share amount includes (a) 16,876,166 Shares held by DP1, (b) 2,677,056 Shares held by Valentis, (c)1,000,000 Shares held by Wexford Spectrum Investors LLC, (d) 670,000 Shares held by Wexford Catalyst Investors LLC, (e) 260,000 Shares held by Debello Investors LLC. The right to acquire Shares includes (x) 127,250 Shares issuable upon exercise of a warrant held by Valentis (the “Valentis Warrant”) and (y) options to purchase 2,866 Shares, which were initially issued to Mr. Joseph Jacobs and assigned by him to Wexford, that are immediately exercisable or exercisable within 60 days of September 1, 2010. Wexford is the manager or investment manager to the Wexford Entities and as such, may be deemed to beneficially own all the Shares that are owned by the Wexford Entities. Mr. Jacobs, as a managing member of Wexford, may be deemed to beneficially own all the Shares that are owned by the Wexford Entities. Wexford and Mr. Jacobs disclaims beneficial ownership of the securities owned by the Wexford Entities, except in Mr. Jacobs case, to the extent of his direct interest in each of the members of the Wexford Entities. Mr. Kobler may be deemed to have an indirect ownership interest in the Wexford Entities through his agreement with the Wexford Entities. Mr. Kobler disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein.
(3)	Mr. Kobler disclaims beneficial ownership of the 21,483,222 Shares outstanding, which are owned by the Wexford Entities, except to the extent of his pecuniary interest therein. The right to acquire Shares includes (a) 222,033 Shares that are subject to options that are immediately exercisable or exercisable within 60 days of September 1, 2010 and (b) 127,250 Shares relating to the Valentis Warrant of which Mr. Kobler disclaims beneficial ownership except to the extent of his pecuniary interest therein. The entities affiliated with Wexford will be entitled to certain rights with respect to registration of 21,483,226 Shares.
(4)	Mr. Cumming’s right to acquire Shares includes (a) 375 unvested restricted stock units that will fully vest on November 7, 2010 and (b) 158,902 Shares subject to options that are immediately exercisable or exercisable within 60 days of September 1, 2010. Mr. Cumming will be entitled to certain rights with respect to registration of 1,099,428 Shares.
(5)	Ms. Mosier’s right to acquire Shares includes (a) 1,125 unvested restricted stock units that will fully vest on November 7, 2010, (b) 750 unvested restricted stock units that will fully vest on November 7, 2011, (c) 750 unvested restricted stock units that will fully vest on November 7, 2012, (d) 10,000 unvested restricted stock units that will fully vest on May 1, 2011 and (e) 9,236 Shares subject to options that are immediately exercisable or exercisable within 60 days of September 1, 2010.
(6)	Mr. Abraham will be entitled to certain rights with respect to registration of 3,750 Shares. The right to acquire Shares includes 17,200 Shares subject to options that are immediately exercisable or exercisable within 60 days of September 1, 2010.
(7)	Mr. Jacobs is a managing member of Wexford and of certain affiliates of the Wexford Entities. Wexford is an advisor or sub-advisor to the investment funds that indirectly own or control the Wexford Entities. Mr. Jacobs disclaims beneficial ownership of the 21,483,226 Shares owned by the Wexford Entities and the Shares relating to the Valentis Warrant except to the extent of his pecuniary interest therein. In addition, Mr. Jacobs has assigned to Wexford the option to purchase 2,866 Shares.
(8)	Mr. Maginn’s right to acquire Shares includes 5,894 Shares subject to options that are immediately exercisable or exercisable within 60 days of September 1, 2010.
(9)	Mr. Plaumann’s right to acquire Shares includes 8,599 Shares subject to options that are immediately exercisable or exercisable within 60 days of September 1, 2010.
(10)	Mr. Slater’s right to acquire Shares includes 11,788 Shares subject to options that are immediately exercisable or exercisable within 60 days of September 1, 2010.
(11)	Mr. Luby’s right to acquire Shares includes (a) 250 unvested restricted stock units that will fully vest on November 7, 2010, (b) 3,000 unvested restricted stock units that will vest in equal increments on March 31, 2011, 2012 and 2013, (c) 6,000 unvested restricted stock units that will fully vest on May 1, 2011 and (d) 48,000 shares subject to options that are immediately exercisable or exercisable within 60 days of September 1, 2010.

Please see the Schedule 14D-9 under “Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity in the Merger” for additional information concerning the stock options and restricted stock units held by the named executives and the members of the Company Board as of September 1, 2010, including the approximate value of such awards assuming that the Offer expires and the Shares are paid for as of October 1, 2010.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes compensation for the individuals who served as the Company’s Chief Executive Officer during fiscal year 2009, the Company’s Chief Financial Officer for the years ended December 31, 2009, 2008 and 2007 and the Company’s Vice President—Contracts and Legal during fiscal year 2010 (collectively, the Company’s “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)		All Other Compensation ($) (2)	Total ($)
Hans C. Kobler (3)	2009	$424,263	$50,000	$—	$585,126	(4)	$3,767	$1,063,156
Executive Chairman, Former President and Chief Executive Officer	2008	450,000	—	—	—		8,328	458,328
	2007	324,230	127,500	1,162,000	—		8,290	1,622,020

Colin J. Cumming (6)	2009	316,506	100,000	—	622,623	(4)	28,072	1,067,201
President, Chief Executive Officer and Director, Former Chief Technology Officer and President—Detection	2008	239,583	62,500	—	—		7,672	309,755
	2007	197,024	100,000	109,919	—		8,297	415,240

Deborah D. Mosier	2009	247,275	70,000	—	—	(4)	2,332	319,607
Chief Financial Officer	2008	235,577	25,000	24,270	—		6,742	291,589
	2007	175,673	20,000	722,200	—		5,004	922,877

James H. Luby (9)	2009	151,000	80,000	16,360	—	(4)	3,179	250,539
Vice President—Contracts and Legal	2008	151,000	45,000	76,498	—		6,468	278,966
	2007	145,000	60,000	45,100	—		5,084	255,184

(1)	Amounts reflect the aggregate fair market value of the awards on the grant date in accordance with FASB ASC Topic 718. The assumptions made in determining this value are described in Note 8 to the Company’s Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
(2)	Amounts represent actual cash expenses incurred by the Company.
(3)	Mr. Kobler served as the Company’s President and Chief Executive Officer from its inception until April 17, 2009, at which time he resigned from these positions and was appointed the Company’s Executive Chairman.
(4)	Includes the incremental fair value of the options received pursuant to the option exchange offer, which closed on September 8, 2009, computed in accordance with FASB ASC Topic 718.
(5)	Amounts presented for 2009 include $3,228 in matching 401(k) contributions and $539 in life insurance premiums for the benefit of Mr. Kobler. Amounts presented for 2008 include $7,788 in matching 401(k) contributions and $540 in life insurance premiums for the benefit of Mr. Kobler. Amounts presented for 2007 include $7,750 in matching 401(k) contributions and $540 in life insurance premiums for the benefit of Mr. Kobler.
(6)	Mr. Cumming served as the Company’s Chief Technology Officer since 2006 and President—Detection since 2005. On April 17, 2009, Mr. Cumming was appointed to serve as the Company’s President and Chief Executive Officer. Mr. Cumming has served as a member of the Company Board since 2005.
(7)	Amounts presented for 2009 include $22,000 paid in lieu of future life insurance premiums to be paid by the Company, $3,750 in matching 401(k) contributions and $2,322 in life insurance premiums for the benefit of Mr. Cumming. Amounts presented for 2008 include $7,188 in matching 401(k) contributions and $484 in life insurance premiums for the benefit of Mr. Cumming. Amounts presented for 2007 include $8,222 in matching 401(k) contributions and $75 in life insurance premiums for the benefit of Mr. Cumming.

(8)	Amounts presented for 2009 include $1,793 in matching 401(k) contributions and $539 in life insurance premiums for the benefit of Ms. Mosier. Amounts presented for 2008 include $6,202 in matching 401(k) contributions and $540 in life insurance premiums for the benefit of Ms. Mosier. Amounts presented for 2007 include $4,644 in matching 401(k) contributions and $360 in life insurance premiums for the benefit of Ms. Mosier.
(9)	Amounts presented for 2009 include $2,483 in matching 401(k) contributions and $696 in life insurance premiums for the benefit of Mr. Luby. Amounts presented for 2008 include $6,323 in matching 401(k) contributions and $145 in life insurance premiums for the benefit of Mr. Luby. Amounts presented for 2007 include $5,084 in matching 401(k) contributions and $0 in life insurance premiums for the benefit of Mr. Luby.

Mr. Luby’s annual base salary was increased to $175,000 for 2010.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information about the equity awards the Company has made to its named executive officers which are outstanding as of December 31, 2009. All numbers representing options reflect the effect of the Company’s option exchange offer which closed on September 8, 2009.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Hans C. Kobler	19,594	293,906	(1)	$5.00	4/14/09	—		—
	127,250	—		$5.36	2/3/16	—		—
Colin J. Cumming	65,625	284,375	(2)	$5.00	4/14/19	—		—
	20,360	—		5.36	10/11/15	—		—
	—	—		—	—	375	(3)	$3,570
Deborah D. Mosier	1,200	—		$3.50	4/1/15	—		—
	6,000	—		$3.50	11/21/14	—		—
	2,036	—		$5.36	10/11/15	—		—
	—	—		—	—	375	(3)	$3,570
	—	—		—	—	2,250	(4)	$21,420
James H. Luby	24,000	—		$2.00	12/19/13	—		—
	24,000	—		$3.50	4/1/15	—		—
	—	—		—	—	250	(3)	$2,380
	—	—		—	—	4,016	(5)	$38,232
	—	—		—	—	4,000	(6)	$38,080

(1)	Mr. Kobler’s options granted on April 17, 2009 vest monthly through April 30, 2013.
(2)	Mr. Cumming’s options granted on April 17, 2009 vest monthly through March 31, 2013.
(3)	Mr. Cumming’s, Ms. Mosier’s and Mr. Luby’s restricted stock units granted on November 7, 2007 vest on November 7, 2010.
(4)	Ms. Mosier’s restricted stock units granted on November 7, 2008 vest in equal increments on November 7, 2010, 2011, and 2012.
(5)	Mr. Luby’s restricted stock units granted on March 10, 2008 vest on March 10, 2010.
(6)	Mr. Luby’s restricted stock units granted on April 14, 2009 vest in equal increments on March 31, 2010, 2011, 2012 and 2013.

On March 2, 2010, the Company Board approved a key employee retention program whereby key employees of the Company, including executive officers other than Messrs. Cumming and Kobler, received key employee retention program awards (the “KERP Awards”) in the form of restricted stock units granted under the 2007 Equity Incentive Plan. These awards are intended to retain the Company’s employees who are key contributors to the ongoing business and to serve as retention package in connection with the transaction. Generally, the KERP Awards vest on the first anniversary of the date of grant, except that certain KERP Awards have a vesting schedule pursuant to which 67% of the units vest on the first anniversary of the grant date and the remaining 33% vest on the eighteenth month anniversary of the grant date, and certain other KERP Awards vest over a two or three year period with equal vesting at the conclusion of each 12-month period. In the event that the employee is not offered employment in connection with a change of control transaction on the same economic terms as in the employee’s employment agreement, or is offered employment but the terms would provide good reason as defined in the employment agreement for the employee to terminate, all restricted stock units will vest as of the closing date of the change of control transaction. In the event that the employee is offered, but does not accept, a comparable offer and such failure to accept is not for a good reason, then all unvested restricted stock units will cease to vest as of the closing date of the change of control transaction, and any unvested restricted stock units will be immediately forfeited. In the event that in connection with a change of control transaction the employee is offered and accepts continued employment on the same economic terms, all restricted stock units will continue with the original vesting dates as provided in the KERP Award agreement, provided that if the employee is terminated without cause or terminates for good reason at or prior to the final vesting date, all unvested restricted stock units will vest effective as of such date of termination. The KERP Awards are being assumed by Parent and will be settled in shares of Parent common stock when they vest on the same basis as applies to other restricted stock units of the Company assumed by Parent. Please see the Schedule 14D-9 under “Arrangements with Current Executive Officers and Directors of the Company—Quantification of Potential Payments—KERP Payments” for the number of restricted stock units granted and the estimated value of the KERP Awards held by the named executive officers.

Activities of the Company Board Related to the Offer and Merger

Contingent upon the completion of the Offer, the following named executive officers will receive a transaction bonus, as follows: Mr. Kobler: $200,000; Ms. Mosier: $50,000 and Mr. Luby: $50,000. In addition, contingent upon the completion of the Offer, 11 employees who are not executive officers will receive transaction bonuses totaling in the aggregate $119,000.

Potential Payments upon Termination or Change of Control

The Company has entered into agreements and maintains certain plans that will require it to provide compensation to certain named executive officers in the event of a termination of employment or a termination due to a change of control of the Company. The following describes these potential payments to the Company’s named executive officers.

Please see the Schedule 14D-9 under “Arrangements with Current Executive Officers and Directors of the Company—Compensation Arrangements with Executive Officers” and “Arrangements with Current Executive Officers and Directors of the Company—Quantification of Potential Payments—Cash Severance” for estimates of the amounts that would be payable to the named executive officers in the event of a qualified termination in connection wit the consummation of transactions contemplated by the Merger Agreement.

Hans C. Kobler

On April 17, 2009, the Company amended and extended its employment agreement with Hans Kobler, the Company’s Executive Chairman, through April 30, 2013. Mr. Kobler’s employment is at-will, and either the Company or Mr. Kobler may terminate his employment at any time and for any reason. Pursuant to Mr. Kobler’s extended employment agreement, the Company agreed to pay Mr. Kobler an annual base salary of $450,000 through September 30, 2009 and thereafter an annual base salary of $350,000 through April 30, 2013, with annual bonus amounts to be determined by the Compensation Committee. Pursuant to the extended agreement Mr. Kobler received a non-qualified stock option to purchase 313,500 Shares at an exercise price of $5.00 per Share, subject to monthly vesting in 43 equal installments beginning on October 31, 2009, and Mr. Kobler retained his previously granted 100,000 restricted stock units, all of which have since vested. In the event that in connection with a change of control Mr. Kobler is not offered continued employment on the same economic terms, or is offered employment but the terms would provide good reason as defined in the extended agreement for him to terminate his employment, all unvested options held by Mr. Kobler shall be vested as of the closing date of the change of control transaction. In the event that in connection with a change of control Mr. Kobler is offered and accepts continued employment on the same economic terms, all unvested options and restricted stock units shall vest on the earlier to occur of his subsequent termination without cause or the first anniversary of the change of control date. Upon termination of Mr. Kobler’s employment, he will be entitled to receive (i) any base salary earned but unpaid through the date of his termination, and (ii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination. If the Company terminates Mr. Kobler’s employment without cause or for reasons other than death or disability, or if Mr. Kobler resigns for good reason, including due to a change of control pursuant to which he is not provided a comparable offer, he will be entitled to receive payment of his otherwise applicable base salary until the earlier of six months following termination or April 30, 2013. Mr. Kobler will receive such payments only if he (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to the Company.

Colin J. Cumming

On April 17, 2009, the Company entered into an employment agreement with Colin Cumming, the President and Chief Executive Officer of the Company, for the period through April 30, 2013. Mr. Cumming’s employment is at-will, and either the Company or Mr. Cumming may terminate his employment at any time and for any reason. Pursuant to Mr. Cumming’s new employment agreement, the Company agreed to pay Mr. Cumming an annual base salary of $350,000 through September 30, 2009; provided that if Mr. Kobler ceases to perform the duties of Executive Chairman and Mr. Cumming assumes those responsibilities, Mr. Cumming’s annual base salary shall be increased to $400,000. In addition to his base annual salary, beginning in 2009, Mr. Cumming will receive $22,000 per year to defray the cost of a life insurance policy previously paid by the Company. Any annual bonus amounts that may be awarded to Mr. Cumming shall be determined by the Compensation Committee. Pursuant to the employment agreement, Mr. Cumming received a grant of non-qualified stock options to purchase 350,000 Shares at an exercise price of $5.00 per share, subject to monthly vesting in 48 equal installments beginning April 17, 2009 through April 30, 2013. In the event that in connection with a change of control Mr. Cumming is not offered continued employment on the same economic terms, or is offered employment but the terms would provide good reason as defined in the extended agreement for him to terminate his employment, all unvested options and restricted stock units held by Mr. Cumming shall be vested as of the closing date of the change of control transaction. In the event that in connection with a change of control Mr. Cumming is offered and accepts continued employment on the same economic terms, all unvested options and restricted stock units shall vest on the earlier to occur of his subsequent termination without cause or the first anniversary of the change of control date. Upon termination of Mr. Cumming’s employment, he will be entitled to receive (i) any base salary earned but unpaid through the date of his termination, and (ii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination. If the Company terminates Mr. Cumming’s employment without cause or for reasons other than death or disability, or if Mr. Cumming resigns for good reason including due to a change of control pursuant to which he is not provided a comparable offer, he will be entitled to receive payment of his otherwise applicable base salary until the earlier of six months following termination or April 30, 2013. Mr. Cumming will receive such payments only if he (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to the Company.

Deborah D. Mosier

On April 20, 2009, the Company entered into an employment agreement with Deborah Mosier, the Chief Financial Officer, for the period through April 30, 2013. Ms. Mosier’s employment is at-will, and either the Company or Ms. Mosier may terminate her employment at any time and for any reason. Pursuant to Ms. Mosier’s employment agreement, the Company agreed to pay Ms. Mosier an annual base salary of $250,000 through April 30, 2013, with annual bonus amounts to be determined by the Compensation Committee. In the event that in connection with a change of control Ms. Mosier is not offered continued employment on the same economic terms, or is offered employment but the terms would provide good reason as defined in the extended agreement for her to terminate her employment, all unvested options and restricted stock units held by Ms. Mosier shall be vested as of the closing date of the change of control transaction. In the event that in connection with a change of control Ms. Mosier is offered and accepts continued employment on the same economic terms, all unvested options and restricted stock units shall vest on the earlier to occur of her subsequent termination without cause or the first anniversary of the change of control date. Upon termination of Ms. Mosier’s employment, she will be entitled to receive (i) any base salary earned but unpaid through the date of her termination, and (ii) all accrued vacation, expense reimbursements and other benefits she is due through the date of her termination. If the Company terminates Ms. Mosier’s employment without cause or for reasons other than death or disability, or if Ms. Mosier resigns for good reason including due to a change of control pursuant to which she is not provided a comparable offer, she will be entitled to receive payment of her base salary until the earlier of six months following termination or April 30, 2013. Ms. Mosier will receive such payments only if she (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to the Company.

James H. Luby

On August 24, 2005, Nomadics entered into an employment agreement with James Luby, the Chief Operating Officer of Nomadics. Mr. Luby’s employment is at-will, and either Nomadics or Mr. Luby may terminate his employment at any time and for any reason. Pursuant to Mr. Luby’s employment agreement, Nomadics agreed to pay Mr. Luby an annual salary and bonus in amounts to be determined annually by the Company Board or the Compensation Committee. Mr. Luby’s current annual salary is $175,000. Upon termination of Mr. Luby’s employment, he will be entitled to receive (i) his base salary earned but unpaid through the date of his termination, (ii) any accrued but unpaid bonus and (iii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination (the “Accrued Obligations”). If Nomadics terminates Mr. Luby’s employment without cause or for reasons other than death or disability, he will be entitled to receive the Accrued Obligations and continuing payments of his base salary for twelve months provided that Nomadics may, in its discretion, reduce the severance pay period in which case the length of Mr. Luby’s non competition period will be commensurately shortened; provided, further, the period during which he is to receive severance payments will never be reduced to a term of less than six months. Upon a qualifying termination, Mr. Luby’s stock options will become fully vested as of the termination date. Mr. Luby will receive severance payments only if he (i) agrees to continue to be bound by and comply with the provisions of the Company’s standard At-Will Employment, Confidential Information, Non-Competition and Invention Assignment Agreement and (ii) executes and does not revoke a full general release in a form acceptable to Nomadics.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

All related party transactions are reviewed by management and those that are material are reviewed by the Company Board, in accordance with the Company’s informal, non-documented policy. The Company Board has delegated to the Audit Committee the responsibility to review and approve in advance any related party transactions.

Wexford and Related Entities

Wexford is the manager or investment manager to the Wexford Entities, each of which holds Shares or rights to acquire Shares. The Wexford Entities beneficially own 61.8% of the outstanding Shares. In addition, Valentis holds the Valentis Warrant to purchase 127,250 Shares. The Wexford Entities, in turn, are directly or indirectly owned by a series of private investment funds (the Wexford Funds) sponsored and controlled by Wexford. Wexford has discretionary control over and the authority to vote the Shares owned by the Wexford Entities.

DP1 and Valentis each directly hold more than five percent of the Shares. Joseph Jacobs, a member of the Company Board, is a managing member of Wexford, which is the manager or investment manager to each of the Wexford Entities. Hans Kobler, the Executive Chairman of the Company Board and the Company’s former President and Chief Executive Officer, has an indirect ownership interest in DP1 and Valentis through an affiliate of DP1, but otherwise disclaims beneficial ownership of the Shares held by DP1. This ownership interest is described under the caption “Principal Stockholders.” Mr. Kobler serves on the investment advisory committee of Digital Power Capital, LLC, which is indirectly the Company’s largest stockholder and an affiliate of Wexford VI Advisors LLC, an affiliate of DP1 and Valentis. Mr. Kobler also has a contractual relationship with certain Wexford Entities pursuant to which Mr. Kobler will receive a payment to be determined based on, in each case, five percent of the net profits in excess of a preferred return realized by the Wexford Entities from certain investments made by them, including their investments in the Company. Given that the Offer Price and the Merger Consideration are below the minimum consideration specified in Mr. Kobler’s arrangement with the Wexford Entities, Mr. Kobler will not be entitled to receive any payment under such arrangement in connection with any profits the Wexford Entities may realize in connection with the sale of their Shares in the Offer or the Merger. Mr. Kobler has neither investment nor voting authority over the Shares owned by the Wexford Entities.

Pursuant to his extended employment agreement, Mr. Kobler may devote up to five percent of his time to performing investment advisory and oversight services to Wexford and/or DP1.

Concurrently with the execution of the Merger Agreement, the Company and Valentis entered into a Warrant Cancellation Agreement pursuant to which Valentis has agreed that the Valentis Warrant will be cancelled and Valentis will receive a cash payment equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share of such warrant, multiplied by (ii) 127,250 Shares

Securities Issued to Insiders

As described above, DP1 is a holder of more than five percent of the Shares. In addition, Joseph Jacobs, a member of the Company Board, is a member of certain affiliates of DP1 that own or control DP1. Hans Kobler, the Company’s Executive Chairman, has an indirect ownership interest in DP1 through an affiliate of DP1, but otherwise disclaims beneficial ownership of the Shares held by DP1.

Administrative Services Agreement with Wexford

The Company has entered into an Administrative Services Agreement with Wexford under which we may request certain legal, accounting, back office and other services. The Company is obligated to reimburse Wexford for all of its direct and indirect costs allocated to the performance of its duties and services under the agreement. The Company incurred general and administrative expenses of $0.1 million and $0.1 million in 2009 and 2008, respectively, pursuant to the agreement. Either party may terminate specific services or the agreement upon written notice to the other party. Wexford is the investment advisor or sub-advisor to investment funds that indirectly own and control DP1 and Valentis, which are holders of more than five percent of the Shares.

Joseph Jacobs, a member of the Company Board, is a managing member of Wexford and of certain affiliates of DP1, Valentis, Valentis Investors LLC, Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC that own or control DP1, Valentis, Valentis Investors LLC, Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC.

Concurrently with the execution of the Merger Agreement, the Company and Wexford entered into a Termination of Administrative Services Agreement pursuant to which the Administrative Services Agreement between them will be terminated at the Effective Time with no payment made by either party apart from any then accrued but unpaid reimbursements due to Wexford.

Indemnification Agreements

The Company has entered into an indemnification agreement with each of its directors and officers. The indemnification agreements and the Company’s certificate of incorporation and bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by Delaware law.

Investors’ Rights Agreement

Pursuant to an Investors’ Rights Agreement, certain holders of the Company’s stock are entitled to registration and certain other rights with respect to the Shares. DP1 and Valentis, which directly hold more than five percent of the Shares, have registration rights. Joseph Jacobs, a member of the Company Board, is a managing member of Wexford, which is the manager or investment manager to the Wexford Entities. Mr. Cumming, an officer and member of the Company Board, is an individual stockholder and has registration rights.

Hamilton Green & Company, Ltd

The Company provides its employees health insurance as an employee benefit. The Company’s insurance broker is Hamilton Green & Company, Ltd. The president and principal stockholder of Hamilton Green & Company, Ltd is Susan Jacobs, the sister of Joseph M. Jacobs, the Company’s director. While the Company is uncertain as to the total commissions paid to Hamilton Green & Company, Ltd. by the insurance companies, the Company has paid premiums of approximately $5.0 million each year to the insurance companies.

Patton Boggs LLP

In August 2010, the Company retained the law firm, Patton Boggs LLP, to advise in connection with certain matters related to international commercial laws. Rodney Slater, one of the Company’s directors, is a partner at Patton Boggs. The Company has not yet been billed for Patton Boggs work as of the date of this Information Statement.

Related Employees

Bruce Cumming is the brother of Colin J. Cumming. Bruce Cumming is the Director of Marketing and Communications for the Company with total annual compensation valued at $123,100 for 2009.

Tom Luby is the brother of James H. Luby. Tom Luby is the Northeast Vice President of Sales, Professional Engineer for Engius, a majority owned subsidiary of Nomadics, with an annual compensation of $141,561 for 2009.

LEGAL PROCEEDINGS

Delaware Litigation

On August 18, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Parent and Purchaser in the Court of Chancery of the State of Delaware (the “Sloan Complaint”). In the Sloan Complaint, captioned Sloan v. ICx Technologies, Inc., et al., C.A. No. 5743-VCL, plaintiff alleges, among other things, that the members of the Company Board breached their fiduciary duties by allegedly agreeing to sell the Company for inadequate consideration and allegedly engineering the Offer and the Merger to benefit themselves and/or the other defendants without regard for the Company’s public stockholders. Plaintiff further alleges that Parent and Purchaser aided and abetted such alleged breaches of fiduciary duty. Plaintiff seeks judicial action: (i) declaring the action is properly maintainable as a class action; (ii) temporarily and permanently enjoining consummation of the Offer and the Merger; (iii) to the extent the Offer and the Merger are consummated, rescinding the Offer and the Merger and awarding rescissory damages; (iv) awarding plaintiff costs, including reasonable attorneys’ fees; and (v) granting such other relief as the court deems just and proper. The foregoing summary is qualified in its entirety by reference to the Sloan Complaint, which is filed as Exhibit (a)(5)(C) to the Schedule 14D-9 and is incorporated herein by reference.

On August 30, 2010, the Company and the members of the Company Board filed an answer in response to the Sloan Complaint.

On August 27, 2010, a putative stockholder class action complaint was filed against the Company and the individual members of the Company Board, the Wexford Parties, Parent and Purchaser in the Court of Chancery of the State of Delaware (the “Dobbs Complaint”). In the Dobbs Complaint, captioned Dobbs v. ICx Technologies, Inc., et al., C.A. No. 5769-VCL, plaintiff alleges, among other things, that the Company Board members breached their fiduciary duties by agreeing to and/or approving the Merger Agreement, the Offer, the Top-Up Option and the Merger. Plaintiff further alleges that Purchaser and Parent aided and abetted such alleged breaches of fiduciary duty. Plaintiff seeks judicial action: (i) declaring the action is properly maintainable as a class action; (ii) declaring that the members of the Company Board have breached their fiduciary duties, (iii) declaring that the Company and Parent have aided and abetted those breaches of fiduciary duties, (iv) enjoining consummation of the Tender Offer, Top-Up Option, and Merger, (v) declaring that the Top-Up Option may not be validly exercised under Delaware law or alternatively a declaration as to the interpretation, application, enforcement and validity of the Company’s and Parent’s agreement on the treatment of the Top-Up Shares in an appraisal proceeding as described in the Merger Agreement, (vi) awarding plaintiff and the class appropriate damages plus pre- and post-judgment interest, (vii) awarding plaintiff the cost and disbursements of the action, including reasonably attorneys’ and experts’ fees, and (viii) granting such other and further relief as the court may deem just and proper. The foregoing summary is qualified in its entirety by reference to the Dobbs Complaint, which is filed as Exhibit (a)(5)(D) to the Schedule 14D-9 and is incorporated herein by reference.

On August 30, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Parent and Purchaser in the Court of Chancery of the State of Delaware (the “Reust Complaint”). In the Reust Complaint, captioned Reust v. Cumming, et al., C.A. No. 5771-VCL, plaintiff alleges, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to engage in an honest and fair sale process and by failing to maximize value for the Company’s stockholders. Plaintiff further alleges that Parent and the Company aided and abetted such alleged breaches of fiduciary duty. Plaintiff seeks judicial action: (i) declaring the action is properly maintainable as a class action and certifying plaintiff as the class representative and his counsel as class counsel; (ii) temporarily and permanently enjoining the Offer; (iii) to the extent the Offer and the Merger are consummated, rescinding the transactions and awarding rescissory damages; (iv) directing that defendants account to plaintiff and the other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties; (v) awarding plaintiff costs, including reasonable attorneys’ and experts’ fees; and (vi) granting such other relief as the court deems just and proper. The foregoing summary is qualified in its entirety by reference to the Reust Complaint, which is filed as Exhibit (a)(5)(E) to the Schedule 14D-9 and is incorporated herein by reference.

On September 1, 2010, the plaintiffs in the three actions in Delaware summarized above indicated that they intend to seek consolidation of those actions.

Other Litigation

On August 23, 2010, a putative stockholder class action complaint was filed against the Company and the individual members of the Company Board in the United States District Court for the Eastern District of Virginia (the “Jackrel Complaint”). In the Jackrel Complaint, captioned Jackrel v. ICx Technologies, Inc., et al., C.A. No. 1:10CV941, Plaintiff alleges, among other things, that the members of the Company Board breached their fiduciary duties by allegedly failing to: (i) properly value the Company, (ii) take steps to maximize the value of the Company to its public stockholders and (iii) agreeing to terms in the Merger Agreement that favor Parent and themselves and deter alternative bids. Plaintiff further alleges that the Company aided and abetted the directors in their alleged breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) declaring that the Merger Agreement was entered into in breach of the directors’ fiduciary duties and is therefore unlawful and unenforceable, (ii) enjoining consummation of the Offer and the Merger unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for stockholders; (iii) to the extent already implemented, rescinding the Merger Agreement or any of its terms, including the “no solicitation” clause, the Top-Up Option, the termination fee and the Tender Agreement, (iv) enjoining consummation of the Offer and the Merger unless and until curative disclosures are made to the Company’s stockholders, (v) awarding costs and disbursements of the action, including reasonably attorneys’ and experts’ fees, and (vi) granting such other relief as the court deems just and proper. The foregoing summary is qualified in its entirety by reference to the Jackrel Complaint, which is filed as Exhibit (a)(5)(F) to the Schedule 14D-9 and is incorporated herein by reference.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company Board is responsible for monitoring the integrity of the Company’s consolidated financial statements, the Company’s systems of internal controls and the independence and performance of the independent registered public accounting firm. The Audit Committee is comprised of three non-employee Directors. Each of Messrs. Plaumann and Maginn and Secretary Abraham are independent Directors as defined in Section 10A(m) of the Exchange Act, and Rule 10A-3 promulgated thereunder, and by the listing rules of the NASDAQ. The Audit Committee operates pursuant to a written charter approved by the Company Board. The charter is subject to review annually. The Company Board has determined that Mr. Plaumann qualifies as the “audit committee financial expert” for purposes of regulations of the SEC. A copy of the charter is available for review on the Company’s website at www.icxt.com.

The Company’s management is responsible for the financial reporting process, including the system of internal controls, and for the preparation, presentation and integrity of the consolidated financial statements in accordance with generally accepted accounting principles. The Company’s independent registered public accounting firm is accountable to the Audit Committee and is responsible for performing an independent audit of those consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). The independent registered public accounting firm is responsible for expressing an opinion as to the conformity of the Company’s consolidated statements with generally accepted accounting principles. The Audit Committee acts in an oversight capacity and its responsibility is to monitor and review these processes. The Audit Committee selects, hires and evaluates the independent registered public accounting firm. In its oversight role the Audit Committee relies, without independent verification, on management’s representation that the Company’s consolidated financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles, and on the report of the Company’s independent registered public accounting firm, Grant Thornton LLP, with respect to the Company’s consolidated financial statements. During 2009, the Audit Committee met separately from the full Company Board a total of six times.

The Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2009, with management and representatives of Grant Thornton LLP, including a discussion of the quality, not simply the acceptability, of the accounting principles used and the reasonableness of significant judgments made by management. The Audit Committee also discussed with representatives of Grant Thornton LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (SAS 61) and related amendments (Codification of Statements on Auditing Standards, AU § 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. This standard requires the Company’s independent registered public accounting firm to provide the Audit Committee with additional information regarding the scope and results of their audit of the Company’s consolidated financial statements with respect to:

•	their responsibility under the standards of the Public Company Accounting Oversight Board;

•	critical accounting policies and estimates;

•	significant management judgments and accounting estimates;

•	any significant audit adjustments;

•	any significant internal controls deficiencies;

•	any disagreements with management;

•	any difficulties encountered in performing the audit; and

•	any misstatements in interim financial reporting.

The Audit Committee discussed with Grant Thornton LLP their independence. Grant Thornton LLP provided the Audit Committee with the written disclosures and the letter required by the applicable standards of the Public Company Accounting Oversight Board, to the effect that, in their professional judgment, Grant Thornton LLP is independent of the Company within the meaning of the federal securities laws.

Based on these reviews and discussions, the Audit Committee recommended to the Company Board, and the Company Board approved, that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

AUDIT COMMITTEE
Mark L. Plaumann, Chair
E. Spencer Abraham
Robert A. Maginn, Jr.